                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-49925

                                1,200,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

     All of the shares of common stock, no par value, (the "Common Stock") offered hereby (the "Offering") are being offered by Washington Banking Company (the "Company"). Prior to this Offering there has been no public market for the Common Stock and there can be no assurance that any active trading market will develop. The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WBCO." For a discussion of factors considered in determining the initial public offering price, see "Underwriting."

                            ------------------------

     SEE "RISK FACTORS" COMMENCING ON PAGE 8 HEREOF FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

 THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT
       INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR OTHERWISE.

=================================================================================================================
                                                                           UNDERWRITING
                                                                          DISCOUNTS AND          PROCEEDS TO
                                                   PRICE TO PUBLIC        COMMISSIONS(1)          COMPANY(2)
-----------------------------------------------------------------------------------------------------------------
Per Share......................................         $12.00                $0.78                 $11.22
-----------------------------------------------------------------------------------------------------------------
Total(3).......................................      $14,400,000             $936,000            $13,464,000
=================================================================================================================

---------------
(1) See "Underwriting" for information concerning indemnification of the Underwriter and other matters.

(2) Before deducting estimated expenses of $510,000 payable by the Company.

(3) The Company has granted the Underwriter a 30-day option to purchase up to 180,000 additional shares to cover over-allotments, if any. See "Underwriting." If all such additional shares are purchased, the total price to public, underwriting discounts and commissions and proceeds to the company will be $16,560,000, $1,076,400, and $15,483,600, respectively.

     The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as, and if delivered to and accepted by the Underwriter, and subject to their right to reject orders in whole or in part and to certain other conditions.

                                     [LOGO]

                 The date of this Prospectus is June 23, 1998.

                                   [AREA MAP]



     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NMS OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements contained elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus has been adjusted for the 100-for-1 stock split effective March 26, 1998 and the 3-for-2 stock split effective April 24, 1998 (collectively, the "1998 Stock Splits"). Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriter's over-allotment option. Unless the context clearly suggests otherwise, references in this Prospectus to the Company include its wholly-owned subsidiary, Whidbey Island Bank. This Prospectus contains certain forward-looking statements within the meaning of federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Washington Banking Company (the "Company") is a registered bank holding company whose wholly-owned subsidiary, Whidbey Island Bank (the "Bank"), conducts a full-service commercial banking business. Headquartered in Oak Harbor, Washington, the Company provides a full range of commercial banking services to small and medium-sized businesses, professionals and other individuals through eleven branch offices located on Whidbey Island and Camano Island in Island County, as well as the Burlington and Anacortes (Skagit County) and Bellingham (Whatcom County) communities in northwestern Washington. At March 31, 1998, the Company had total assets of $170.8 million, total deposits of $156.4 million and shareholders' equity of $13.3 million.

     The Company's market area of Island County, Skagit County and Whatcom County encompasses three distinct economies. Island County's largest population center, Oak Harbor, is dominated by a large military presence with naval operations at Naval Air Station Whidbey Island ("NAS Whidbey Island"). NAS Whidbey Island and the jobs it generates contribute significantly to the county's economy. NAS Whidbey Island was on the federal government's list of potential base closures in 1991 but has since been removed from that list and has not been on recommended base closure lists prepared since 1991. See "Risk Factors -- Geographic Concentration." Agriculture, forestry and construction also contribute significantly to the economy of the county. Due to its natural beauty, the county attracts tourism and has a significant number of retirement communities. Skagit County's economy has historically been a primarily forestry and agricultural based economy. In recent years, manufacturing, mining, construction and service/retail businesses in Skagit County have grown, along with the county's population. Whatcom County, which borders Canada, has experienced an increase in population and industry over the past several years. It is the home of Western Washington University, one of the State of Washington's four year academic centers, and has an economy with a strong manufacturing base, as well as a strong academic-research and vocational-technical base. The United States Customs Service and municipal, county and state governments give the county additional employment stability.

     The Bank began operations in 1961 on Whidbey Island. Until early 1994, the Company limited its physical presence to Island County (Whidbey Island and neighboring Camano Island), and particularly to Whidbey Island, a 45 mile long island that runs parallel to the mainland area of Washington northwest of Everett and southwest of Bellingham, but had no presence on the mainland. In view of the threatened closure of NAS Whidbey Island, the Company determined that it would be prudent to diversify geographically beyond Island County. With the consolidation of the large regional banks operating in Washington, and the resulting dislocation of customers, the Company saw an opportunity to expand onto the mainland along the northern I-5 corridor. In February 1994, the Company opened a loan production office in Burlington, Washington (Skagit County). Loan growth in the Burlington office was strong and the Company determined that it would pursue its growth strategy in and around Skagit County and north into Whatcom County. In pursuit of that growth strategy, the Company has targeted areas north of Everett, Washington and areas contiguous to Whidbey Island into which it would expand.

     The primary factors considered in determining the areas of geographic expansion are customer demand and the availability of experienced managers, lending officers and branch personnel with a long standing community presence and extensive banking relationships. The Company also emphasizes the hiring of experienced personnel with extensive industry knowledge when considering lending product expansion.

     Due to the favorable response in Burlington, the Company converted the Burlington loan production office into a full service branch in August 1995. In late 1996, the Company targeted Bellingham for expansion, hired an experienced manager and lending officer, both with long standing community presence, and in early 1997 opened a full service branch in downtown Bellingham.

     The Company has experienced substantial growth since 1995, with assets increasing to $170.8 million at March 31, 1998 from $99.5 million at year end 1995. During that same period, loans receivable increased to $123.3 million from $63.1 million, deposits grew to $156.4 million from $88.5 million and shareholders' equity increased to $13.3 million from $10.4 million. Net income for the year ended December 31, 1997 increased to $1.9 million from $1.3 million for the year ended December 31, 1995. Net income for the three months ended March 31, 1998 was $416,000 as compared to $328,000 for the three months ended March 31, 1997.

     The Company's objective is to continue, over the next several years, to expand its geographical presence outside of Whidbey Island, while solidifying its market position on the Island. To deliver the Company's products more effectively and efficiently, the Company's market strategy is to locate full service branch offices which provide all of the Company's products and services in its targeted growth areas supported by mini branches, grocery or retail store branches and/or automated teller machines ("ATM's") in the areas surrounding those central locations in order to further service customers. Acquisition of banks or branches will also be used as a means of expansion if appropriate opportunities are presented. The Company also expects to invest in technology to facilitate telephone, personal computer and Internet banking, but with its primary commitment being to provide exceptional personal service.

     Currently, the Company's geographical expansion is expected to be concentrated in the Burlington/ Mount Vernon area of the Skagit Valley, the Anacortes area to the north of Whidbey Island, and in other areas of Skagit County and in the Bellingham area of Whatcom County. Additional geographic expansion areas will be considered if they meet the Company's criteria.

     In pursuit of its growth strategy, in the first and second quarter, respectively, of 1998, the Company opened a full service branch in Anacortes and a grocery store branch on Camano Island to complement its existing Camano Island branch. By year end 1998 the Company anticipates opening grocery store or mini branch locations in the Mount Vernon and Bellingham areas and other areas complementing its existing branch structure. It also anticipates opening a full-service branch in Freeland, Washington which is located in the southern part of Whidbey Island. The Company expects to relocate the Bellingham office to a larger office by the end of the first quarter of 1999.

     While continuing to geographically expand, management's strategy is to continue to provide a high level of personal service to its customers and to expand loan, deposit and other products and services that it offers its customers. Maintenance of asset quality will be emphasized by controlling nonperforming assets and adhering to prudent underwriting standards. In addition, management will strive to improve operating efficiencies to further manage noninterest expense and will continue to improve internal operating systems.

     The Company's expansion activity can be expected to require the expenditures of substantial sums to purchase or lease real property and equipment and hire experienced personnel. New branch offices are often not profitable for at least the first eighteen months after opening and management expects that any earnings will be negatively affected as the Company pursues its growth strategy.

     The Company's principal executive office is located at 1421 S.W. Barlow Street, Oak Harbor, Washington 98277. Its telephone number is (360) 679-3121.

                                  THE OFFERING

COMMON STOCK OFFERED BY THE
  COMPANY.....................   1,200,000 Shares(1)

COMMON STOCK OUTSTANDING
  IMMEDIATELY PRIOR TO
  OFFERING....................   2,809,050 Shares(2)

COMMON STOCK TO BE OUTSTANDING
  AFTER OFFERING..............   4,009,050 Shares(1)(2)

USE OF PROCEEDS...............   The Company intends to contribute approximately
                                 $10.0 million of net proceeds to the Bank to support the anticipated future growth of the Bank and the remainder of the net proceeds will be used by the Company for general corporate purposes. The Bank intends to use the capital received from the Company to support its growth, including the opening of new full service and more limited service branches. The
                                 Bank may also use a portion of the proceeds to purchase branch offices of other financial institutions located in its market area should such opportunities arise. See "Use of Proceeds."

DIVIDENDS.....................   The Company has paid an annual dividend of
                                 $0.13 per share, $0.12 per share and $0.11 per share in 1997, 1996 and 1995, respectively, and a semi-annual dividend of $0.07 per share for the first half of 1998. The Company anticipates paying a regular quarterly cash dividend in the future, although there can be no assurance that it will do so. See "Dividends."

RISK FACTORS..................   The purchase of the Common Stock involves
                                 certain risks. See "Risk Factors."

NASDAQ SYMBOL.................   WBCO. See "Market for Common Stock."
---------------
(1) Does not include up to 180,000 shares issuable upon exercise of the Underwriter's over-allotment option. See "Underwriting."

(2) Excludes 467,700 shares of Common Stock issuable at prices ranging from $2.93 per share to $9.25 per share upon exercise of outstanding options. See "Management."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents a summary of selected financial information which should be read in conjunction with the Company's financial statements and notes thereto included elsewhere in the Prospectus.

                                                  AT OR FOR THE
                                               THREE MONTHS ENDED      AT OR FOR THE YEARS ENDED
                                                    MARCH 31,                DECEMBER 31,
                                               -------------------   -----------------------------
                                                 1998       1997       1997       1996      1995
                                               --------   --------   --------   --------   -------
                                                   (UNAUDITED)
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Net interest income..........................  $  2,051   $  1,603   $  7,543   $  5,912   $ 5,139
Provision for loan losses....................       195        105        647        350       220
Noninterest income...........................       480        362      1,607      1,424     1,060
Noninterest expense..........................     1,716      1,271      5,781      4,684     4,124
Provision for income taxes...................       204        261        818        738       534
Net income...................................       416        328      1,904      1,564     1,321
PER SHARE DATA:
Net income, basic............................  $   0.15   $   0.12   $   0.68   $   0.56   $  0.47
Net income, diluted..........................      0.14       0.11       0.65       0.55      0.47
Book value...................................      4.72       4.24       4.64       4.14      3.70
Dividend.....................................      0.07(1)       --      0.13       0.12      0.11
BALANCE SHEET DATA:
Total assets.................................  $170,842   $129,366   $160,068   $117,280   $99,454
Loans receivable, net of unearned fees.......   123,293     86,864    117,535     81,269    63,032
Allowance for loan losses....................     1,489        899      1,296        796       620
Deposits.....................................   156,377    116,648    146,394    105,212    88,506
Shareholders' equity.........................    13,259     11,927     13,035     11,570    10,357
SELECTED PERFORMANCE RATIOS:
Return on average assets(2)..................      1.01%      1.08%      1.35%      1.49%     1.44%
Return on average equity(2)..................     12.54      11.10      15.21      13.91     13.14
Net interest margin(2)(3)(5).................      5.53       5.92       5.94       6.27      6.26
Net interest spread (2)(4)(5)................      4.85       4.98       5.13       5.44      5.34
Noninterest expense to average assets(2).....      4.18       4.20       4.09       4.46      4.50
Efficiency ratio (6).........................     67.80      64.68      63.18      63.85     66.53
ASSET QUALITY RATIOS:
Nonperforming loans to period-end loans......      0.94%      1.25%      0.98%      1.44%     0.42%
Allowance for loan losses to period-end
  loans......................................      1.22       1.03       1.10       0.98      0.98
Allowance for loan losses to nonperforming
  loans......................................    130.73      82.63     112.60      67.98    235.74
Nonperforming assets to total assets(7)......      0.73       0.84       0.74       1.00      0.37
Net loan charge-offs to average loans
  outstanding................................        --         --       0.15       0.25      0.29
CAPITAL RATIOS:(8)
Total risk-based capital.....................     11.06%     13.87%     11.63%     14.97%    16.58%
Tier 1 risk-based capital....................      9.94      12.89      10.67      14.00     15.64
Leverage ratio...............................      8.02       9.80       8.08      10.19     10.69
Equity to assets ratio.......................      7.76       9.22       8.14       9.87     10.41
OTHER DATA:
Number of banking offices....................        10          9          9          8         8
Number of full time equivalent
  employees(9)...............................       119         96        116         90        88

---------------
(1) For the first half of 1998. See "Dividends".

(2) Three month data presented on annualized basis.

(3) Net interest margin is net interest income divided by average interest earning assets.

(4) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(5) For purposes of this calculation, interest earned on non-taxable securities has been computed on a 34% tax equivalent basis.

(6) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

(7) Nonperforming assets consist of nonaccrual and restructured loans and real estate owned.

(8) Capital ratios are for the Bank.

(9) The increase in full-time equivalent employees in 1997 reflected branch openings and anticipated branch openings, in addition to increases in lending personnel and executive and administrative personnel.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves certain risks. Prospective investors should carefully consider, among others, the factors noted below.

AGGRESSIVE GROWTH STRATEGY

     The Company is pursuing a strategy of aggressive growth, the success of which will depend on its ability to manage credit risks, control costs and provide competitive products and services while rapidly expanding its geographic presence by branching or acquiring other banks or branches of banks. During the period from December 31, 1995 to March 31, 1998, the Company's assets grew to $170.8 million from $99.5 million, or by 71.7%. Additionally, the Company's expansion plans anticipate the opening of approximately five de novo full-service or mini branches by year end 1999. There can be no assurances that the Company will be successful in increasing its volume of loans and deposits at acceptable risk levels and upon acceptable terms, expanding its asset base to a targeted size, managing the costs and implementation risks associated with its growth strategy, integrating any acquired institutions or branches or preventing deposit erosion at acquired institutions or branches. Also, there can be no assurance that the Company's expansion plans when implemented will be profitable. Any acquisitions or branching by the Company will be subject to regulatory approvals and there can be no assurance that the Company will succeed in securing such approvals. The Company's ability to pursue its growth strategy also may be adversely affected by general economic conditions. See "Business -- Introduction" and "-- Competition."

     The banking industry generally has seen a trend toward automation of delivery of banking services, a reduction in the number of full-service branch offices and a de-emphasis on personal service. This trend appears to be the result of efforts by banks to reduce costs and increase efficiency. While the Company seeks to improve its capacity to utilize technological innovations, its strategy is based on the belief that customer demand for personal contact and strategically placed branch offices will continue for the foreseeable future. Thus, the Company is continuing to expand its branch network and the availability to customers of well-trained and highly motivated personnel at a time when many banks are consolidating their branch networks and automating customer responses. There can be no assurance that this strategy will be successful or that technological advances by its competitors will not result in the loss of customer relationships. As a result of this strategy, the Company's cost for providing banking services may generally be higher than that of many of its competitors for the foreseeable future.

NO PRIOR MARKET FOR COMMON STOCK; NO ASSURANCE OF ACTIVE AND LIQUID TRADING
MARKET

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiations between the Company and the Underwriter and may be different than the market price for the Common Stock following the Offering. The Company's Common Stock has been approved for quotation on the Nasdaq National Market. The Company's continued qualification for quotation of the Common Stock is the presence of three market makers. The Underwriter has advised the Company that it intends to make a market in the Common Stock following the completion of the Offering so long as the volume of trading activity and certain other market-making considerations justify it doing so. While the Company anticipates that it will be able to obtain the commitment from at least two other broker-dealers to act as market makers for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those prices, subject to securities laws and regulatory constraints. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company or any market maker. The number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares on short notice. Investors should not view the Common Stock as a short term investment. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares will be able to sell them at or above the purchase price. See "Market for Common Stock."

CERTAIN LENDING RISKS

     Since 1995, the Company has expanded, and continues to expand, its loan portfolio rapidly. From year end 1995 to March 31, 1998, the Company's loan portfolio has grown to $123.3 million from $63.1 million, or by 95.4%. The Company has focused significant resources on commercial loans collateralized by equipment, inventory, accounts receivable or other business assets, including loans to finance automobile dealer inventories and has also emphasized growth in consumer loans. At March 31, 1998, $52.0 million, or 42.1%, of the Company's loan portfolio consisted of commercial loans and $35.5 million or 28.8% consisted of consumer loans. Commercial business lending generally involves greater credit risk than one to four family mortgage lending. In addition, the Company has rapidly expanded its consumer lending primarily by placing more emphasis on the origination of automobile loans generated principally through automobile dealers. Such indirect automobile loans are generally considered to have more risk than directly originated automobile loans. Although the Company has not incurred significant credit losses in recent periods, there can be no assurance that the Company will not incur significant credit losses in the future.

GEOGRAPHIC CONCENTRATION

     Substantially all of the Company's lending activities are to customers on Whidbey and Camano Island and in the Northwest/Skagit Valley and Bellingham regions of Washington. The Company's growth and profitability depend upon economic conditions in those areas. Unfavorable changes in economic conditions affecting those areas, such as in the agricultural, forestry and manufacturing industries, or a significant decline in the large military base presence in Oak Harbor may have a material adverse impact on the risk of loss associated with the loan portfolio and on operations of the Company in general.

     The Company is headquartered in Oak Harbor, Washington located on the northern section of Whidbey Island. A large military base, NAS Whidbey Island, is also located in Oak Harbor. NAS Whidbey Island was on the federal government's list of recommended military closures in 1991, but has since been removed. However, no assurance can be given that the base will not be on a list of recommended base closures in the future. If the base closed, the economic vitality of the community will be dependent upon the ability of the local economy to diversify and closure of NAS Whidbey Island could have a material adverse impact on the local economy and the Company. At March 15, 1998, approximately 7,700 military and 1,400 civilian persons in the Company's market area were employed by NAS Whidbey Island.

POSSIBLE DILUTIVE EFFECT OF STOCK OPTION PLANS

     In furtherance of its employee compensation program, at the 1998 Annual Shareholders meeting which is expected to be held in July 1998, the Company plans to seek shareholder approval for a new Employee Stock Option Plan increasing the number of shares subject to options which will then be available for grant to selected officers and employees. At March 31, 1998, there were 467,700 shares issuable upon exercise of stock options, equal to approximately 16.6% of Common Stock outstanding. If shareholders approve the new Employee Stock Option Plan, the Company intends that the total number of shares subject to options (from both the present plan and the anticipated new plan) will be equal to approximately 15% of the total pro forma shares of Common Stock to be outstanding upon completion of the Offering. Any increase in the number of shares subject to options would have a dilutive effect on shareholders' ownership interests if the additional shares are authorized but unissued shares rather than shares acquired in the open market.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on the services of Michal D. Cann, its President and Chief Executive Officer. A failure to promptly replace Mr. Cann with a person of comparable ability and experience should his services become unavailable, could have a material adverse effect on the Company. Although the Company recently has hired Larry Scodeller, its Executive Vice President and Chief Operating Officer, in part in order to provide a replacement for Mr. Cann should his services become unavailable, no assurance can be given that a replacement for Mr. Cann would be available readily, if at all. See "Management."

ABILITY TO MAKE DIVIDEND PAYMENTS

     The Company is a legal entity separate and distinct from the Bank. Because the Company's principal business activity is limited to owning the Bank the Company's payments of dividends on the Common Stock will generally be funded from dividends received by the Company from the Bank. Washington law limits the aggregate amount of cash dividends that the Bank may pay to the Company, its sole shareholder. The Bank's ability to make dividend payments to the Company is subject to the Bank's continuing profitable operations and there can be no assurance that future earnings of the Bank will support sufficient dividend payments to the Company.

COMPETITION

     The Company operates in a highly competitive and concentrated banking environment, competing for deposits, loans and other financial services with a number of larger and well-established banks, credit unions and other financial and non-financial institutions. Some of the financial institutions with which the Company competes are not subject to the same regulation as the Company. Many of the Company's competitors have substantially higher lending limits than the Company and offer certain services, including trust and international banking services, that the Company does not provide. There can be no assurance that the Company's competitive efforts will continue to be successful.

IMPACT OF INTEREST RATES

     The results of operations for commercial banks, including the Bank, may be materially and adversely affected by changes in prevailing economic conditions, including changes in interest rates and the monetary and fiscal policies of the federal government. Although the current interest rate environment is favorable for many financial institutions, including the Company, such an environment is unlikely to continue indefinitely. The Company's profitability, like that of many financial institutions, is dependent to a large extent upon net interest income, which is the difference between interest income on interest earning assets, such as loans and investments, and interest expense on interest bearing liabilities, such as deposits and borrowings. When interest bearing liabilities mature or reprice more quickly than interest earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Conversely, when interest earning assets mature or reprice more quickly than interest bearing liabilities, falling interest rates could result in a decrease in net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset/Liability Management."

ANTI-TAKEOVER PROVISIONS

     Certain provisions included in the Company's Articles of Incorporation will assist the Company in maintaining its independence as a separate, publicly owned corporation. The Articles provide for the election of directors to staggered terms of three years and for their removal without cause only upon the vote of holders of 66 2/3% of the outstanding voting shares. The Articles also include a requirement that certain transactions (including certain business combinations) with principal shareholders must be approved by the holders of not less than 66 2/3% of the shares attributable to persons other than the principal shareholder. Moreover, all of the Company's directors (in their capacities as individual shareholders) and certain individual shareholders are subject to a certain Stock Buy and Sell Agreement ("Buy-Sell Agreement") which provides for a right of first refusal among the directors and those shareholders to purchase each other's shares of the Company's common stock. Approximately 14% of the total issued and outstanding shares of the Company are subject to the Buy-Sell Agreement. Further, the Articles contain a provision that requires the Company's Board of Directors to consider certain non-monetary factors in evaluating any acquisition bid. Finally, the Articles provide, among other things, that the Company may issue preferred stock, without prior shareholder approval, in one or more series, with such relative rights and preferences as the Board of Directors may determine.

     These provisions, and certain provisions contained in the Washington Business Corporation Act, which prohibit certain significant business transactions if not accomplished in accordance with the statute, collectively and individually, may discourage transactions such as mergers, or tender offers or terms which certain of the Company's shareholders may consider beneficial. As a result, holders of the common stock may potentially be deprived of an opportunity to sell their shares at a premium over market price. See "Stock Buy-Sell Agreement" and "Description of Capital Stock -- Anti-Takeover Measures."

     Payments to certain key members of management of the Company would be required pursuant to severance agreements, in the event of a change in control of the Bank or the Company which would make a potential takeover bid more expensive. See "Management -- Severance Agreements."

GOVERNMENT REGULATION

     The Company is subject to extensive federal and Washington state legislation, regulation and supervision. These laws and regulations are primarily intended to protect depositors and the deposit insurance fund, not shareholders of the Company. The Company is subject to regulation by the Board of Governors of the Federal Reserve System. Whidbey Island Bank, as a state-charted bank, is subject to supervision by the Federal Deposit Insurance Corporation (the "FDIC") and the Washington Department of Financial Institutions, Division of Banks (the "Division"). Recently enacted, proposed and future legislation and regulations have had, will continue to have, or may have a material effect on the business, operations and prospects of the Company. Some of the legislative and regulatory changes may increase the Company's cost of doing business and place other financial institutions in a stronger competitive position. The Company is unable to predict the nature or extent of the effects on its business and earnings that any fiscal or monetary policies, or new federal or state legislation or regulations, may have in the future. See "Supervision and Regulation."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering after deducting the Underwriting Discount and estimated expenses are projected to be approximately $13.0 million (approximately $15.0 million if the Underwriter's over-allotment option is exercised in full) based on the initial public offering price of $12.00 per share. The Company intends to contribute approximately $10.0 million of net proceeds to the Bank to support the anticipated future growth of the Bank and the remainder of the net proceeds will be used by the Company for general corporate purposes. The Bank intends to use the capital received from the Company to support its growth including the opening of new full service and more limited service branches. The Bank may also use a portion of the proceeds to purchase branch offices of other financial institutions in its market area should such opportunities arise.

                                    DILUTION

     The net tangible book value of the Company at March 31, 1998 was approximately $13.3 million, or $4.72 per share of Common Stock. Net tangible book value per share represents the Company's total tangible assets less its total liabilities, divided by the total number of outstanding shares of Common Stock. After giving effect to the sale of 1,200,000 shares of Common Stock offered by the Company hereby at the initial public offering price of $12.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at March 31, 1998 would have been approximately $26.2 million or $6.54 per share of Common Stock. This represents an immediate increase in such net tangible book value of $1.82 per share to the existing shareholders of the Company and an immediate dilution in net tangible book value of $5.46 per share to purchasers of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share.....................            $12.00
     Net tangible book value per share before Offering......    4.72
     Increase per share attributable to new investors.......    1.82
                                                              ------
Pro forma net tangible book value per share after
  Offering..................................................              6.54
                                                                        ------
Dilution per share to new investors.........................            $ 5.46
                                                                        ======

     During the past five years officers, directors and affiliated persons of such officers and directors have purchased 304,200 shares of Common Stock of the Company at prices ranging from $2.93 to $9.33 (for an aggregate price of $1.9 million), as adjusted for the 1998 Stock Splits, compared to the price to the public at which Common Stock is being offered by the Company hereby. According to information furnished to the Company, during the twelve months ended March 31, 1998, sales of Common Stock of the Company took place at prices ranging from $5.37 to $9.33, as adjusted for the 1998 Stock Splits.

                            MARKET FOR COMMON STOCK

     Prior to this Offering, there has been no public market for the Common Stock and only isolated privately negotiated sales of the Common Stock have occurred. According to information furnished to the Company, during the twelve months ended March 31, 1998, sales of common stock of the Company took place at prices ranging from $5.37 to $9.33, as adjusted for the 1998 Stock Splits. Those transactions may not be representative of value of the Common Stock. The Company's Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WBCO." The Common Stock's continued qualification for quotation requires that a total of at least three securities firms make a market in the Common Stock. The Underwriter has advised the Company that it intends to use its best efforts to make a market in the Common Stock and to encourage other securities firms to do the same, but it has no obligation to do so. Making a market involves maintaining bid and asked quotations for the Common Stock and being able as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that quotation of the Common Stock will be available on the Nasdaq National Market as contemplated.

                                   DIVIDENDS

     Since 1995, Company has paid the following annual amounts on a per share basis, as adjusted for the 1998 Stock Splits, as dividends to its shareholders:

                        YEAR                          AMOUNT
                        ----                          ------
1997................................................  $0.13
1996................................................   0.12
1995................................................   0.11

     The Board of Directors dividend policy is to review the Company's financial performance, capital adequacy, cash resources, regulatory restrictions, economic conditions and other factors, and if such review is favorable, to declare and pay a cash dividend. For 1997 and prior years, dividends have been paid on an annual basis. After completion of the Offering, the Company intends to pay any dividends on a quarterly basis. As a transition to quarterly dividends, on March 26, 1998, the Board of Directors of the Company declared a dividend in the amount of $0.07 per outstanding share of Common Stock (adjusted for the 1998 stock splits) for the first half of 1998. The ability of the Company to pay dividends will depend on the profitability of the Bank, the need to retain or increase capital, and the dividend restrictions imposed upon the Bank by applicable banking law. See "Supervision and Regulation." Although the Company anticipates payment of a regular quarterly cash dividend, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated.

                                 CAPITALIZATION

     The following table, which should be read in conjunction with the Consolidated Financial Statements and Notes thereto contained elsewhere in this Prospectus, presents the capitalization of the Company, at March 31, 1998, on an actual basis (adjusted to reflect the 1998 Stock Splits, and the reduction in par value to no par value) and as adjusted for the issuance of 1,200,000 shares of Common Stock offered by the Company hereby at the price to the public of $12.00 per share and application of the estimated net proceeds therefrom.

                                                                     MARCH 31, 1998
                                                              ----------------------------
                                                              ACTUAL     AS ADJUSTED(1)(4)
                                                              -------    -----------------
                                                                 (DOLLARS IN THOUSANDS)
Shareholders' equity:
  Preferred Stock, no par value; 20,000 shares authorized;
     no shares issued and outstanding.......................  $    --         $    --
  Common Stock, no par value, 10,000,000 shares authorized;
     2,809,050 shares issued and outstanding, 4,009,050
     shares as adjusted(2)..................................    2,943          15,897
  Retained earnings.........................................   10,304          10,304
  Accumulated comprehensive income, net.....................       12              12
                                                              -------         -------
          Total shareholders' equity........................  $13,259         $26,213
                                                              =======         =======
Capital Ratios:(3)
  Total risk-based capital ratio............................    11.06%           18.3%
  Tier I risk-based capital ratio...........................     9.94            17.2
  Leverage ratio............................................     8.02            13.3

---------------
(1) Assumes no exercise of the Underwriter's over-allotment option. See "Underwriting."

(2) Does not include 467,700 shares issuable at prices ranging from $2.93 per share to $9.25 per share upon exercise of outstanding options. See "Management."

(3) Capital ratios are for the Bank.

(4) Assumes that $10.0 million of net proceeds is contributed by the Company to the Bank and invested by the Bank in 20% risk weighted assets.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

     The information presented below for the years ended December 31, 1997, 1996 and 1995 is derived in part from the audited consolidated financial statements and notes thereto of the Company's Financial Statements. The information for the three months ended March 31, 1998 and 1997 is derived in part from unaudited consolidated financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for any other interim period or for the entire year ending December 31, 1998. This information does not purport to be complete and should be read in conjunction with the Company's Financial Statements appearing elsewhere in this Prospectus.

                               AT OR FOR THE THREE MONTHS
                                    ENDED MARCH 31,          AT OR FOR THE YEARS ENDED DECEMBER 31,
                               --------------------------    --------------------------------------
                                  1998           1997           1997          1996          1995
                               -----------    -----------    ----------    ----------    ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Total interest income......  $    3,366     $    2,473     $   11,901    $    8,858    $    7,613
  Total interest expense.....       1,315            870          4,358         2,946         2,474
                               ----------     ----------     ----------    ----------    ----------
     Net interest income.....       2,051          1,603          7,543         5,912         5,139
  Provision for loan
     losses..................         195            105            647           350           220
                               ----------     ----------     ----------    ----------    ----------
     Net interest income
       after provision for
       loan losses...........       1,856          1,498          6,896         5,562         4,919
  Service charges and other
     fees....................         312            274          1,116         1,024           893
  Other noninterest income...         168             88            491           400           167
                               ----------     ----------     ----------    ----------    ----------
     Total noninterest
       income................         480            362          1,607         1,424         1,060
     Total noninterest
       expense...............       1,716          1,271          5,781         4,684         4,124
                               ----------     ----------     ----------    ----------    ----------
  Income before income
     taxes...................         620            589          2,722         2,302         1,855
  Provision for income
     taxes...................         204            261            818           738           534
                               ----------     ----------     ----------    ----------    ----------
     Net income..............  $      416     $      328     $    1,904    $    1,564    $    1,321
                               ==========     ==========     ==========    ==========    ==========
  Weighted average number of
     common shares
     outstanding.............   2,809,050      2,805,625      2,810,881     2,796,000     2,794,750
  Weighted average number of
     diluted common shares
     outstanding.............   2,961,557      2,922,832      2,935,972     2,858,100     2,813,443
PER SHARE DATA:
Net income, basic............  $     0.15     $     0.12     $     0.68    $     0.56    $     0.47
Net income, diluted..........        0.14           0.11           0.65          0.55          0.47
Book value...................        4.72           4.24           4.64          4.14          3.70
Dividends....................        0.07(1)          --           0.13          0.12          0.11
BALANCE SHEET DATA:
  Total assets...............  $  170,842     $  129,366     $  160,068    $  117,280    $   99,454
  Loans receivable, net of
     unearned fees...........     123,293         86,864        117,535        81,269        63,032
  Allowance for loan
     losses..................       1,489            899          1,296           796           620
  Deposits...................     156,377        116,648        146,394       105,212        88,506
  Shareholders' equity.......      13,259         11,927         13,035        11,570        10,357

                               AT OR FOR THE THREE MONTHS
                                    ENDED MARCH 31,          AT OR FOR THE YEARS ENDED DECEMBER 31,
                               --------------------------    --------------------------------------
                                  1998           1997           1997          1996          1995
                               -----------    -----------    ----------    ----------    ----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED PERFORMANCE RATIOS:
  Return on average
     assets(2)...............        1.01%          1.08%          1.35%         1.49%         1.44%
  Return on average
     equity(2)...............       12.54          11.10          15.21         13.91         13.14
  Net interest
     margin(2)(3)(5).........        5.53           5.92           5.94          6.27          6.26
  Net interest
     spread(2)(4)(5).........        4.85           4.98           5.13          5.44          5.34
  Noninterest expense to
     average assets(2).......        4.18           4.20           4.09          4.46          4.50
  Efficiency ratio(6)........       67.80          64.68          63.18         63.85         66.53
  Dividend payout ratio(7)...       46.67(8)          --          19.12         21.43         23.40
ASSET QUALITY RATIOS:
  Nonperforming loans to
     period-end loans........        0.94%          1.25%          0.98%         1.44%         0.42%
  Allowance for loan losses
     to period-end loans.....        1.22           1.03           1.10          0.98          0.98
  Allowance for loan losses
     to nonperforming
     loans...................      130.73          82.63         112.60         67.98        235.74
  Nonperforming assets to
     total assets(9).........        0.73           0.84           0.74          1.00          0.37
  Net loan charge-offs to
     average loans
     outstanding.............          --             --           0.15          0.25          0.29
CAPITAL RATIOS:(10)
  Total risk-based capital...       11.06%         13.87%         11.63%        14.97%        16.58%
  Tier 1 risk-based
     capital.................        9.94          12.89          10.67         14.00         15.64
  Leverage ratio.............        8.02           9.80           8.08         10.19         10.69
  Equity to assets ratio.....        7.76           9.22           8.14          9.87         10.41
OTHER DATA:
  Number of banking
     offices.................          10              9              9             8             8
  Number of full time
     equivalent
     employees(11)...........         119             96            116            90            88

---------------
 (1) For the first half of 1998. See "Dividends."

 (2) Three month data presented on annualized basis.

 (3) Net interest margin is net interest income divided by average interest earning assets.

 (4) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

 (5) For purposes of this calculation, interest earned on non-taxable securities has been computed on a 34% tax equivalent basis.

 (6) Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

 (7) The dividend payout ratio is dividends declared per share divided by net income per share, basic.

 (8) Dividend payout ratio represents dividends for the first half of 1998 divided by net income per share for the first quarter of 1998.

 (9) Nonperforming assets consists of nonaccrual loans, restructured loans and Real Estate Owned.

(10) Capital ratios are for the Bank.

(11) The increase in full-time equivalent employees in 1997 reflected branch openings and anticipated branch openings, in addition to increases in lending personnel and executive and administrative personnel.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes thereto contained elsewhere in this Prospectus. The data presented for the three month period ended March 31, 1998 and 1997, are derived from the unaudited interim financial statements of the Company and include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods.

OVERVIEW

     The Bank began operations in 1961, with its headquarters at Coupeville, Washington, located on Whidbey Island. The Company was formed as a bank holding company in April of 1996 and currently holds all of the issued and outstanding Common Stock of the Bank. Currently, the Company and the Bank are headquartered in Oak Harbor. The Company's only significant business activity has been to hold the Common Stock of the Bank and invest its available funds in accounts at the Bank.

     The Company's objective is to continue, over the next several years, to expand its geographical presence outside of Whidbey Island, while solidifying its market position on the Island. Currently, the geographical expansion is expected to be concentrated in the Burlington/Mt. Vernon area of the Skagit Valley, the Anacortes area to the north of Whidbey Island, and in other areas of Skagit County and in the Bellingham area of Whatcom County. Additional geographic expansion areas will be considered if experienced managers and lending officers with a long standing presence in the area and extensive relationships are available and requisite customer demand exists. In pursuit of its growth strategy, in the first and second quarter, respectively, of 1998, the Company opened a full service branch in Anacortes and a grocery store branch on Camano Island to complement its existing Camano Island branch. By year end 1998 the Company anticipates opening grocery store or mini branch locations in the Mount Vernon and Bellingham areas and other areas complementing its existing branch structure. It also anticipates opening a full-service branch in Freeland, Washington which is located in the southern part of Whidbey Island. The Company expects to relocate the Bellingham office to a larger office by the end of the first quarter of 1999. Such expansion activity can be expected to require the expenditures of substantial sums to purchase or lease real property and equipment and hire experienced personnel. New branch offices are often not profitable for at least the first eighteen months after opening and management expects that any earnings will be negatively affected as the Company pursues its growth strategy.

     The Company's results of operations are dependent to a large degree on net interest income. Interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and the actions of regulatory authorities. The Company also generates noninterest income primarily through service charges and fees and other sources including merchant credit card account fees. The Company's noninterest expenses consist primarily of compensation and employee expense, and occupancy expense.

FINANCIAL CONDITION

     Total assets increased to $170.8 million at March 31, 1998 from $99.5 million at December 31, 1995, an increase of 71.7%. This increase resulted primarily from growth in the loan portfolio, which was funded by deposit growth.

     Total loans amounted to $123.3 million, $117.6 million, $81.3 million and $63.1 million at March 31, 1998, December 31, 1997, 1996 and 1995, respectively. Commercial loans grew to $52.0 million at March 31, 1998 from $23.4 million at December 31, 1995 while consumer loans increased to $35.5 million from $15.5 million during that same period. Commercial loans as a percentage of total loans increased to 42.1% at March 31, 1998 from 37.1% at December 31, 1995, and consumer loans increased to 28.8% of total loans from 24.5% at those dates. Real estate loans decreased to 18.3% of total loans, at March 31, 1998 from 27.1% at year end 1995, while real estate construction loans decreased to 10.8% from 11.3%. See "Business -- Lending Activities."

     Total investment securities were $29.5 million, $29.7 million and $26.0 million at March 31, 1998 and December 31, 1997, and 1996, respectively. The increase since 1996 reflected the investment of excess liquidity. Premises and equipment, net, were $5.5 million, $4.3 million and $3.5 million at March 31, 1998 and December 31, 1997 and 1996, respectively. The increase since 1996 reflects upgrading computer systems, remodeling of the administrative and other offices, purchase of land for branch offices and construction of branch offices.

     Deposit accounts totaled $156.4 million, $146.4 million, $105.2 million and $88.5 million at March 31, 1998 and December 31, 1997, 1996 and 1995,
respectively. Management attributes this increase to the Bank's aggressive marketing campaign of time deposits and an increase in deposits resulting from expanding commercial loan relationships. Shareholders' equity was $13.3 million, $13.0 million, $11.6 million and $10.4 million at March 31, 1998 and December 31, 1997, 1996 and 1995, respectively. These increases primarily reflect net income less dividends paid to shareholders.

     Net Interest Income. Like most financial institutions, the primary component of earnings for the Company is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and Company borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest earning assets and interest bearing liabilities, spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities, and margin refers to net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest bearing liabilities as well as levels of noninterest bearing liabilities. During the first quarter of 1998 and the fiscal years ended December 31, 1997, 1996 and 1995, average interest earning assets were $151.6 million, $129.7 million, $96.0 million, and $83.3 million, respectively. During these same periods, the Company's net interest margins were 5.53%, 5.94%, 6.27% and 6.26%, respectively.

     Average Balances and Average Rates Earned and Paid. The following table sets forth for the periods indicated information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest earning assets and interest expense on interest bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest earning assets to average interest bearing liabilities.

                                                                                                       FOR THE YEARS
                                              FOR THE THREE MONTHS ENDED MARCH 31,                   ENDED DECEMBER 31,
                               -------------------------------------------------------------------   -------------------
                                             1998                               1997                        1997
                               --------------------------------   --------------------------------   -------------------
                                          INTEREST    AVERAGE                INTEREST    AVERAGE                INTEREST
                               AVERAGE    EARNED/    YIELD/COST   AVERAGE    EARNED/    YIELD/COST   AVERAGE    EARNED/
                               BALANCE      PAID        (1)       BALANCE      PAID        (1)       BALANCE      PAID
                               --------   --------   ----------   --------   --------   ----------   --------   --------
                                                                (DOLLARS IN THOUSANDS)
ASSETS:
  Loans......................  $119,269    $2,924       9.81%     $ 83,321    $2,088      10.02%     $100,243   $10,207
  Federal funds sold.........     2,452        32       5.22         1,768        22       4.98         2,187       116
  Investments
    Taxable..................    19,071       274       5.75        17,760       264       5.95        17,986     1,118
    Non-taxable(2)...........    10,795       182       6.74         7,812       133       6.81         9,241       616
                               --------    ------                 --------    ------                 --------   -------
    Interest earning
      assets.................   151,587     3,412       9.00       110,661     2,507       9.06       129,657    12,057
  Noninterest earning
    assets...................    12,764                             10,288                             11,775
                               --------                           --------                           --------
        Total assets.........  $164,351                           $120,949                           $141,432
                               ========                           ========                           ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY:
  Deposits:
    Interest bearing demand
      and money market
      accounts...............    47,810       342       2.86%       34,106       228       2.67%     $ 40,600   $ 1,193
    Savings accounts.........    22,416       174       3.10        17,561       188       4.28        21,789       778
    Certificates of
      deposits...............    56,517       799       5.65        33,691       454       5.39        42,220     2,387
                               --------    ------                 --------    ------                 --------   -------
  Interest bearing
    liabilities..............   126,743     1,315       4.15        85,368       870       4.08       104,609     4,358
  Noninterest bearing
    liabilities..............    24,341                             23,772                             24,301
                               --------                           --------                           --------
        Total liabilities....   151,084                            109,130                            128,910
  Shareholders' equity.......    13,267                             11,819                             12,522
                               --------                           --------                           --------
  Total liabilities and
    shareholders' equity.....  $164,351                           $120,949                           $141,432
                               ========                           ========                           ========
Net interest income(2).......              $2,097                             $1,637                            $ 7,699
                                           ------                             ------                            -------
Net interest spread(2).......                           4.85%                              4.98%
                                                        ----                              -----
Net interest margin(2).......                           5.53%                              5.92%
                                                        ----                              -----
Interest earning assets to
  interest bearing
  liabilities................    119.60%                            129.64%                            123.94%
                               --------                           --------                           --------

                                                    FOR THE YEARS ENDED DECEMBER 31,
                               -------------------------------------------------------------------------------
                                  1997                    1996                              1995
                               ----------   --------------------------------   -------------------------------
                                                       INTEREST                          INTEREST
                                AVERAGE     AVERAGE    EARNED/     AVERAGE     AVERAGE   EARNED/     AVERAGE
                               YIELD/COST   BALANCE      PAID     YIELD/COST   BALANCE     PAID     YIELD/COST
                               ----------   --------   --------   ----------   -------   --------   ----------
                                                           (DOLLARS IN THOUSANDS)
ASSETS:
  Loans......................    10.18%     $ 69,237    $7,334      10.59%     $58,609     6,253      10.67
  Federal funds sold.........     5.30         2,343       126       5.38        4,092       231       5.65
  Investments
    Taxable..................     6.22        18,315     1,080       5.90       16,346       908       5.55
    Non-taxable(2)...........     6.67         6,132       426       6.95        4,293       296       6.90
                                            --------    ------                 -------    ------
    Interest earning
      assets.................     9.30        96,027     8,966       9.34       83,340     7,688       9.23
  Noninterest earning
    assets...................                  8,917                             8,226
                                            --------                           -------
        Total assets.........               $104,944                           $91,566
                                            ========                           =======
LIABILITIES AND SHAREHOLDERS'
  EQUITY:
  Deposits:
    Interest bearing demand
      and money market
      accounts...............     2.94%     $ 28,753    $  739       2.57%     $24,556    $  610       2.48%
    Savings accounts.........     3.57        20,036       704       3.51       17,868       598       3.35
    Certificates of
      deposits...............     5.65        26,777     1,503       5.61       21,184     1,266       5.98
                                            --------    ------                 -------    ------
  Interest bearing
    liabilities..............     4.17        75,566     2,946       3.90       63,608     2,474       3.89
  Noninterest bearing
    liabilities..............                 18,133                            17,903
                                            --------                           -------
        Total liabilities....                 93,699                            81,511
  Shareholders' equity.......                 11,245                            10,055
                                            --------                           -------
  Total liabilities and
    shareholders' equity.....               $104,944                           $91,566
                                            ========                           =======
Net interest income(2).......                           $6,020                            $5,214
                                                        ------                            ------
Net interest spread(2).......     5.13%                              5.44%                             5.34%
                                 -----                              -----                             -----
Net interest margin(2).......     5.94%                              6.27%                             6.26%
                                 -----                              -----                             -----
Interest earning assets to
  interest bearing
  liabilities................                 127.08%                           131.02%
                                            --------                           -------

---------------

(1) Three month data are presented on an annualized basis.

(2) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 34% in 1997, 1996 and 1995. These adjustments were $46,000, 34,000, $156,000, $108,000, and $76,000 for the quarters ended March 31, 1998 and 1997 and years ended December 31, 1997, 1996 and 1995, respectively.

     Rate/Volume Analysis. The following table sets forth the amounts of the changes in consolidated net interest income attributable to changes in volume and to changes in interest rates. Changes attributable to the combined effect of volume and interest rate have been allocated proportionately to the changes due to volume and the change due to interest rate.

                                       FOR THE THREE MONTHS
                                          ENDED MARCH 31,                   FOR THE YEARS ENDED DECEMBER 31,
                                     -------------------------   -------------------------------------------------------
                                       1998 COMPARED TO 1997       1997 COMPARED TO 1996        1996 COMPARED TO 1995
                                     -------------------------   --------------------------   --------------------------
                                       INCREASE                     INCREASE                     INCREASE
                                      (DECREASE)                   (DECREASE)                   (DECREASE)
                                        DUE TO                       DUE TO                       DUE TO
                                      ----------       TOTAL       ----------       TOTAL       ----------       TOTAL
                                                     INCREASE/                    INCREASE/                    INCREASE/
                                     VOLUME   RATE   DECREASE    VOLUME   RATE    DECREASE    VOLUME   RATE    DECREASE
                                     ------   ----   ---------   ------   -----   ---------   ------   -----   ---------
                                                                   (DOLLARS IN THOUSANDS)
INTEREST INCOME:
  Loans............................   $901    $(65)    $836      $3,284   $(411)   $2,873     $1,134   $ (53)   $1,081
  Securities (1)...................     67      (8)      59         171      57       228        222      80       302
  Federal funds sold...............      9       1       10          (8)     (2)      (10)       (99)     (6)     (105)
                                      ----    ----     ----      ------   -----    ------     ------   -----    ------
         Total interest income.....    976     (71)     905       3,447    (356)    3,091      1,257      21    $1,278
                                      ----    ----     ----      ------   -----    ------     ------   -----    ------
INTEREST EXPENSE:
  Deposits:
    Interest-bearing demand and
      money market accounts........     92      22      114         304     150       454        104      25       129
    Savings accounts...............     52     (66)     (14)         62      12        74         73      33       106
    Certificates of deposit........    308      37      345         867      17       884        334     (97)      237
                                      ----    ----     ----      ------   -----    ------     ------   -----    ------
         Total interest expense....    451      (6)     445       1,233     179     1,412        511     (39)      472
                                      ----    ----     ----      ------   -----    ------     ------   -----    ------
    Increase (decrease) in net
      interest income..............   $525    $(65)    $460      $2,214   $(535)   $1,679     $  746   $  60    $  806
                                      ====    ====     ====      ======   =====    ======     ======   =====    ======

---------------
(1) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 34% in 1998, 1997, 1996 and 1995. These adjustments were $46,000, $34,000, $156,000,
    $108,000, and $76,000 for the quarters ended March 31, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1998 AND 1997

     Net Income. For the three months ended March 31, 1998, the Company's net income increased 26.8% to $416,000, compared with net income of $328,000 for the same period in 1997. Net income per share, diluted, amounted to $0.14 during the first quarter of 1998 compared with $0.11 for the first quarter in 1997. The increase in net income was primarily due to increased net interest income resulting from continued loan growth and increases in noninterest income, partially offset by increases in noninterest expenses and an increase in the provision for loan losses.

     Net Interest Income. Net interest income for the first quarter of 1998 increased 27.9% to $2.1 million, from $1.6 million in the first quarter of 1997. The increase in net interest income was largely due to overall growth of the Company. Average interest earning assets increased $40.9 million primarily as a result of an increase in average loans outstanding of $35.9 million, while average interest bearing liabilities increased $41.4 million, compared with the same period in 1997.

     Net interest margin (net interest income divided by average interest earning assets) decreased to 5.53% in the first quarter of 1998 from 5.92% in the first quarter 1997. Average interest earning assets increased to $151.6 million at March 31, 1998, compared to $110.7 million at March 31, 1997, while the average yield on interest earning assets decreased to 9.00%, compared with 9.06% in first quarter of the prior year. During the first quarter of 1998, the average costs of interest bearing liabilities increased to 4.15% from 4.08% for the same period in 1997. The change in the mix of interest bearing and noninterest bearing liabilities at March 31, 1998 as compared to March 31, 1997 also contributed significantly to the decrease in the net interest margin.

At March 31, 1998, noninterest bearing liabilities as a percentage of interest earning assets decreased to 16.1% from 21.5% at March 31, 1997, resulting in a larger portion of interest earning assets being funded by interest bearing liabilities. The decrease in yields on interest earning assets was caused by a general decline in rates applicable to loans and investments. The increase in deposit rates is primarily the result of increases in interest bearing demand and money market accounts and increases in certificates of deposit, in each case coupled with increasing rates for those deposit products.

     Provision for Loan Losses. Net loan chargeoffs amounted to $2,000 for the first three months of 1998. The Company's provision for loan losses during the first quarter of 1998 was $195,000, compared with $105,000 for the first three months of 1997. The allowance for loan losses increased by $590,000 to $1.5 million, or 1.22% of loans, at March 31, 1998, as compared with 1.03% of loans at March 31, 1997. Management considers the allowance for loan losses at March 31, 1998 to be adequate to cover anticipated loan losses based upon management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, trends in historical loss experience, specific impaired loans and economic conditions.

     Noninterest Income. Noninterest income increased $118,000, or 32.6%, for the first three months of 1998, compared with the same period in 1997. Increases in noninterest income in the first three months were centered in accounts service charges and other fees and an increase in merchant credit card account fees and fees from the sale of credit life and accident and health insurance.

     Noninterest Expense. Noninterest expense increased $445,000, or 35.0%, in the first three months of 1998, compared with the same period in 1997. The increase was primarily due to personnel and occupancy costs associated with the Company's rapid expansion. Other noninterest expense increases were primarily a result of higher operating activity levels associated with the Company's growth.

                                             FOR THE THREE MONTHS        INCREASE/
                                                ENDED MARCH 31,           DECREASE
                                             ---------------------     MARCH 31, 1998
                                               1998         1997          VS. 1997
                                             --------     --------     --------------
                                                      (DOLLARS IN THOUSANDS)
Salaries and benefits......................   $  983       $  757           $226
Less: loan origination costs...............      319          208            111
                                              ------       ------           ----
Net salaries and benefits (as reported)....      664          549            115
Occupancy expense..........................      258          217             41
Merchant credit card expense...............       75           64             11
Office supplies and printing...............       65           81            (16)
Insurance expense..........................       80           41             39
Data processing............................       63           54              9
Consulting and professional fees...........       45           11             34
Other......................................      466          254            212
                                              ------       ------           ----
          Total noninterest expense........   $1,716       $1,271           $445
                                              ======       ======           ====

FISCAL YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

     Net Income. The Company reported net income of $1.9 million, $1.6 million and $1.3 million for the years ended December 31, 1997, 1996 and 1995, respectively. Diluted net income per share was $0.65, $0.55 and $0.47, in each case adjusted for the 1998 Stock Splits, for 1997, 1996 and 1995, respectively. The increase for each year was primarily attributable to an increase in net interest income and to a lesser extent increases in noninterest income partially offset by increases in noninterest expenses and an increase in the provision for loan losses.

     Net Interest Income. Net interest income for the years ended December 31, 1997, 1996 and 1995 was $7.5 million, $5.9 million and $5.1 million, respectively. The increase in fiscal year 1997 was $1.6 million, or 27.6% and in 1996 was $773,000, or 15.0%. Net interest income was favorably affected by average interest earning assets increasing more rapidly than average interest bearing liabilities, with the difference funded by growth in noninterest bearing deposits and shareholders' equity. Average interest earning assets increased

$33.6 million and $12.7 million for fiscal years ended 1997 and 1996, respectively, while average interest bearing liabilities increased by $29.0 million and $12.0 million for the same periods.

     The yield on average interest earning assets decreased to 9.30% for the year ended December 31, 1997 from 9.34% for the year ended December 31, 1996 as a result of a general decline in yields on loans to 10.18% in 1997 from 10.59% in 1996 due to a decrease in market interest rates and competitive pressures. The rate on total average interest bearing liabilities increased to 4.17% in 1997 from 3.90% for 1996, as the Company increased both the volume and rate paid on deposit liabilities. The yield on interest earning assets increased to 9.34% for the year ended December 31, 1996 from 9.23% for the year ended December 31, 1995. This increase is due primarily to an increase in the rates earned on investment securities in 1996 as the yield on taxable investment securities increased to 5.90% in 1996 from 5.55% in 1995. An improved mix of interest earning assets also contributed to the improvement as higher yielding loans grew to 72.1% of interest earning assets in 1996 from 70.3% in 1995. The rate paid on interest bearing liabilities grew by one basis point to 3.90% in 1996 from 3.89% in 1995 as a decrease in the rates paid on Certificates of Deposits to 5.61% in 1996 from 5.98% in 1995 was more than offset by increases in the rates paid on other categories of deposits in 1996 and a less favorable deposit mix in 1996. Average interest bearing liabilities increased by 38.4% at December 31, 1997 compared to 1996 and by 18.8% at December 31, 1996 compared to 1995, with higher costing certificates of deposit increasing more rapidly than interest bearing demand and money market accounts during each period. These factors caused the average net interest spread to decrease to 5.13% for the year ended December 31, 1997 from 5.44% for the year ended December 31, 1996.

     Provision for Loan Losses. Provision for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. For the years ended December 31, 1997, 1996 and 1995, net loan charge-offs amounted to $147,000, $174,000 and $168,000, respectively. The Company's provision for loan losses for the years ended December 31, 1997, 1996 and 1995 totaled $647,000, $350,000 and $220,000, respectively. The provision for loan losses was increased substantially in 1997 and 1996 to keep pace with the strong growth in the loan portfolio. During 1997, the allowance for loan losses increased by $500,000 to 1.1% of loans and 112.6% of nonperforming loans at December 31, 1997. The allowance represented 0.98% of loans at December 31, 1996 and 1995.

     Noninterest Income. Noninterest income for the years ended December 31, 1997, 1996 and 1995 was $1.6 million, $1.4 million and $1.1 million, respectively. The increases of $183,000 in 1997 and $364,000 in 1996 both reflect an increase in service charges on deposit accounts and other fees and an increase in merchant credit card account fees due to an expansion of that program in late 1995.

     Noninterest Expense. Noninterest expense for the years ended December 31, 1997, 1996 and 1995 was $5.8 million, $4.7 million and $4.1 million, respectively. Increases in noninterest expense were primarily related to compensation and employee benefits, occupancy expense and merchant credit card and data processing expenses. These increases reflect the rapid expansion of the Company which began in late 1995 and is more fully reflected in 1996 and 1997. Included in increased salaries and benefits expense in 1997 were increased staffing levels in executive and administrative personnel, branch personnel and additions to mortgage lending and consumer lending departments. A portion of the preopening expenses for two new branches opening in the first half of fiscal 1998 were also reflected in 1997 noninterest expense. The Company expects this trend in increased noninterest expense to continue as a result of continued planned expansion. Set forth below is a schedule showing additional detail concerning increases in the Company's noninterest expense for 1997 compared with 1996 and 1995:

                                         FOR THE YEARS ENDED DECEMBER 31,      INCREASE/        INCREASE/
                                         --------------------------------      DECREASE         DECREASE
                                           1997        1996        1995      1997 VS. 1996    1996 VS. 1995
                                         --------    --------    --------    -------------    -------------
                                                               (DOLLARS IN THOUSANDS)
Salaries and benefits..................   $3,494      $2,678      $2,366        $  816            $312
  Less: loan origination costs.........    1,109         659         646           450              13
                                          ------      ------      ------        ------            ----
Net salaries and benefits (as
  reported)............................    2,385       2,019       1,720           366             299
Occupancy expense......................    1,033         745         766           288             (21)
Merchant credit card expense...........      358         236          18           122             218
Office supplies and printing...........      275         220         228            55              (8)
Insurance expense......................      271         251         222            20              29
Data processing........................      219         125          80            94              45
Consulting and professional fees.......      202         165         176            37             (11)
Other..................................    1,038         923         914           115               9
                                          ------      ------      ------        ------            ----
          Total noninterest expense....   $5,781      $4,684      $4,124        $1,097            $560
                                          ======      ======      ======        ======            ====

LIQUIDITY AND CAPITAL RESOURCES

     The Company's sources of funds are customer deposits, cash and demand balances due from other banks, federal funds sold, short-term investments and investment securities available for sale. These funds, together with loan repayments, are used to make loans and to fund continuing operations. In addition, at December 31, 1997 the Company had unused lines of credit with the Federal Home Loan Bank of Seattle ("FHLB") of $24.0 million and unused lines of credit with financial institutions in the amount of $11.0 million, with no advances on these lines of credit at December 31, 1997. The Company expects to use FHLB advances to supplement its funding sources.

     Total deposits were $156.4 million, $146.4 million, $105.2 and $88.5 million at March 31, 1998, December 31, 1997, 1996 and 1995, respectively. The increases in deposits were 6.8% in the first quarter of 1998 and 39.2% and 18.9%, respectively, in 1997 and 1996. The Company, by policy, has not accepted brokered deposits. It has made a concerted effort to attract deposits in the market area it serves through competitive pricing and the delivery of quality service.

     The Company's deposits are expected to fluctuate according to the level of the Company's deposit market share, economic conditions, and normal seasonal variations, among other things. Certificates of deposit are the only deposit group that have stated maturity dates. At March 31, 1998, the Company had $57.5 million in certificates of deposit of which approximately $52.9 million, or 92%, are scheduled to mature on or prior to March 31, 1999. Based on prior experience, the Company anticipates that a substantial portion of outstanding certificates of deposit will renew upon maturity.

     Management anticipates that the Bank will rely primarily upon customer deposits, loan repayments and current earnings to provide liquidity, and will use such funds primarily to make loans and to purchase securities, primarily issued by the federal government and state and local governments.

     The Company's shareholders' equity increased to $13.3 million at March 31, 1998 from $13.0 million at December 31, 1997 and from $11.6 million at December 31, 1996. At March 31, 1998, shareholders' equity was 7.76% of total assets compared to 8.14% and 9.87% of total assets at December 31, 1997 and 1996. The decrease in this ratio since year end 1996 is primarily a result of an increase in total assets of $53.6 million from December 31, 1996 to March 31, 1998. The increase in total assets is due primarily to an increase in total loans, and to a lesser extent, to an increase in cash equivalents and other assets.

CAPITAL RATIOS

     The Bank is subject to minimum capital requirements. See "Supervision and Regulation." As the following table indicates, at March 31, 1998 the Bank exceeded regulatory capital requirements.

                                                                     AT MARCH 31, 1998
                                                         ------------------------------------------
                                                           MINIMUM      WELL-CAPITALIZED     ACTUAL
                                                         REQUIREMENT       REQUIREMENT       RATIO
                                                         -----------    -----------------    ------
Total risk-based capital ratio.........................     8.00%             10.00%         11.06%
Tier 1 risk-based capital ratio........................     4.00%              6.00%          9.94%
Leverage ratio.........................................     4.00%              5.00%          8.02%

     Management expects that the net proceeds of the Offering, together with internally generated funds, will allow the Bank to remain "well-capitalized" for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, or otherwise.

ASSET/LIABILITY MANAGEMENT

     The Company's results of operations depend substantially on its net interest income. Like most financial institutions, the Company's interest income and cost of funds are affected by general economic conditions and by competition in the market place.

     The purpose of asset/liability management is to provide stable net interest income growth by protecting the Company's earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. The Company's policy is to control the exposure of its earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an "earnings neutral position," which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

     When suitable lending opportunities are not sufficient to utilize available funds, the Company has generally invested such funds in securities, primarily U.S. Treasury securities, securities issued by governmental agencies, municipal securities and corporate obligations. The securities portfolio contributes to the Company's profits and plays an important part in the overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

     In reviewing the needs of the Company with regard to proper management of its asset/liability program, the Company's management estimates its future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

     A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

     Based on the results of the income simulation model as of December 31, 1997, the Company would expect an increase in net interest income of $213,000 if interest rates increase from current rates by 100 basis points and a decrease in net interest income of $213,000 if interest rates decrease from current rates by 100 basis points.

     The analysis of an institution's interest rate gap (the difference between the repricing of interest earning assets and interest bearing liabilities during a given period of time) is another standard tool for the measurement of the exposure to interest rate risk. The Company believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

     The following table sets forth the estimated maturity or repricing, and the resulting interest rate gap of the Company's interest earning assets and interest earning liabilities at December 31, 1997. The interest rate gaps reported in the table arise when assets are funded with liabilities having different repricing intervals. The amounts shown below could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawals of deposits and competition.

                                            ESTIMATED MATURITY OR REPRICING AT DECEMBER 31, 1997
                                     ------------------------------------------------------------------
                                     0-3 MONTHS    3-12 MONTHS    1-5 YEARS    OVER 5 YEARS     TOTAL
                                     ----------    -----------    ---------    ------------    --------
                                                           (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Federal funds sold...............   $  1,750      $     --       $    --       $    --       $  1,750
  Investment securities............      1,000         4,052        17,335         7,324         29,711
  Loans............................     46,537        19,472        44,600         6,926        117,535
                                      --------      --------       -------       -------       --------
          Total interest earning
            assets.................   $ 49,287      $ 23,524       $61,935       $14,250       $148,996
                                      ========      ========       =======       =======       ========
Interest earning assets to total
  interest earning assets..........      33.08%        15.79%        41.57%         9.56%        100.00%
                                      ========      ========       =======       =======       ========
INTEREST BEARING LIABILITIES:
  Interest bearing demand
     accounts......................   $ 23,917      $     --       $    --       $    --       $ 23,917
  Money market accounts............     20,602            --            --            --         20,602
  Savings accounts.................     21,710            --            --            --         21,710
  Certificates of deposit..........     16,832        35,336         3,980            --         56,148
                                      --------      --------       -------       -------       --------
          Total interest bearing
            liabilities............   $ 83,061      $ 35,336       $ 3,980       $    --       $122,377
                                      ========      ========       =======       =======       ========
Interest bearing liabilities to
  total interest bearing
  liabilities......................      67.87%        28.87%         3.25%           --%        100.00%
                                      ========      ========       =======       =======       ========
Interest sensitivity gap...........   ($33,774)     ($11,812)      $57,955       $14,250       $ 26,619
                                      ========      ========       =======       =======       ========
Cumulative interest sensitivity
  gap..............................   ($33,774)     ($45,586)      $12,369       $26,619
                                      ========      ========       =======       =======
Cumulative interest sensitivity gap
  as a percentage of total
  assets...........................     (21.10)%      (28.48)%       7.73%        16.63%
                                      ========      ========       =======       =======

     The table illustrates that if assets and liabilities reprice in the time intervals indicated in the table, the Company is liability sensitive 0-12 months and asset sensitive thereafter. Thus the table indicates that in an environment of increasing interest rates, the net interest income of the Company would be adversely affected and in a declining interest rate environment, the Company's net interest income would be favorably affected. As stated above, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. For instance, while the table is based on the assumption that interest bearing demand accounts, money market accounts and savings accounts are immediately sensitive to movements in rates, the Company expects that in a changing rate environment the amount of the adjustment in interest rates for such accounts would be less than the adjustment in categories of assets which are considered to be immediately sensitive. Additionally, certain assets have features which restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an increase in market interest rates. Due to these shortcomings, the Company places primary emphasis on its income simulation model when managing its exposure to changes in interest rates.

EFFECTS OF INFLATION AND CHANGING PRICES

     The primary impact of inflation on the Company's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement provides standards for reporting comprehensive, or all inclusive, income. In the Company's case, based on current operations, it would include as an addition or deduction to reported net income, the change in the unrealized gain on investments. This statement will not affect reported net income of the Company. The Company adopted SFAS No. 130 effective January 1, 1998 and has reported comprehensive income for the three months ended March 31,1998 and 1997 as a note to the unaudited consolidated financial statements.

                                    BUSINESS

INTRODUCTION

     The Company is a registered bank holding company whose wholly owned subsidiary, Whidbey Island Bank, conducts a full-service commercial banking business. The Bank is a Washington state chartered bank. Its deposits are insured by the FDIC. Headquartered in Oak Harbor, Washington, the Company provides a full range of commercial banking services to small and medium-sized businesses, professionals and other individuals through eleven branch offices located on Whidbey Island and Camano Island in Island County, as well as the Burlington and Anacortes (Skagit County) and Bellingham (Whatcom County) communities in northwestern Washington.

     The Company's market area of Island County, Skagit County and Whatcom County encompasses three distinct economies. Island County's largest population center, Oak Harbor, is dominated by a large military presence with naval operations at Naval Air Station Whidbey Island ("NAS Whidbey Island"). NAS Whidbey Island and the jobs it generates contribute significantly to the county's economy. NAS Whidbey Island was on the federal government's list of potential base closures in 1991 but has since been removed from that list and has not been on recommended base closure lists prepared since 1991. See "Risk Factors -- Geographic Concentration." Agriculture, forestry and construction also contribute significantly to the economy of the county. Due to its natural beauty, the county attracts tourism and has a significant number of retirement communities. Skagit County's economy has historically been a primarily forestry and agricultural based economy. In recent years, manufacturing, mining, construction and service/retail businesses in Skagit County have grown, along with the county's population. Whatcom County, which borders Canada, has experienced an increase in population and industry over the past several years. It is the home of Western Washington University, one of the State of Washington's four year academic centers, and has an economy with a strong manufacturing base, as well as a strong academic-research and vocational-technical base. The United States Customs Service and municipal, county and state governments give the County additional employment stability.

     The Company's business includes commercial loan, real estate loan and construction loan portfolios. The Company is also active in the consumer banking field, and provides a range of personal and consumer-oriented loan programs, including installment loans, home improvement loans and direct and indirect automobile loans.

     The Company provides a range of deposit and other services for individual and businesses, including checking and savings accounts, as well as money market accounts, high yield certificates, individual retirement accounts, safe deposit boxes and other consumer and business related financial services. The Company also offers for sale nondeposit investment products through the Bank's subsidiary WIB Financial Services, Inc.

LENDING ACTIVITIES

  General

     The Company provides a broad array of loan products to small and medium-size business customers and to individuals. Since December 31, 1995, the Company has significantly increased commercial business loans and consumer loans as a percentage of its total loan portfolio and significantly decreased one to four family real estate loans originated for the Company's portfolio as a percentage of its total loan portfolio. The Company presently originates one to four family real estate loans for third party long term lenders. During the same period, the percentage of loans consisting of commercial and five or more family real estate loans has also increased while real estate construction loans have remained fairly constant as a percentage of the total loan portfolio.

     The following table sets forth at the dates indicated the Company's loan portfolio composition by type of loan.

                                   AT MARCH 31,                              AT DECEMBER 31,
                                -------------------   -------------------------------------------------------------
                                       1998                  1997                  1996                 1995
                                -------------------   -------------------   ------------------   ------------------
                                           PERCENT               PERCENT              PERCENT              PERCENT
                                 AMOUNT    OF TOTAL    AMOUNT    OF TOTAL   AMOUNT    OF TOTAL   AMOUNT    OF TOTAL
                                --------   --------   --------   --------   -------   --------   -------   --------
                                                              (DOLLARS IN THOUSANDS)
Commercial....................  $ 51,975     42.1%    $ 48,242     41.0%    $34,522     42.4%    $23,441     37.1%
Real estate commercial and 5
  or more family
  residential.................     8,021      6.5        8,711      7.4       5,593      6.9       3,876      6.2
Real estate construction......    13,278     10.8       12,646     10.8       8,389     10.3       7,100     11.3
Real estate one to four
  family......................    14,533     11.8       14,258     12.1      13,264     16.3      13,225     20.9
Consumer......................    35,526     28.8       33,721     28.7      19,568     24.1      15,494     24.5
                                --------    -----     --------    -----     -------    -----     -------    -----
Subtotal......................   123,333    100.0%     117,578    100.0%     81,336    100.0%     63,136    100.0%
                                                                  =====                =====                =====
Less: Allowance for loan
  losses......................    (1,489)               (1,296)                (796)                (620)
Less: deferred loan fees and
  other.......................       (40)                  (43)                 (67)                (104)
                                --------              --------              -------              -------
Net loans.....................  $121,804              $116,239              $80,473              $62,412
                                ========              ========              =======              =======

     The following table presents at March 31, 1998 (i) the aggregate maturities of loans in the named categories of the Company's loan portfolio and (ii) the aggregate amounts of variable and fixed rate loans that mature after one year:

                                                     WITHIN 1 YEAR   1-5 YEARS   AFTER 5 YEARS    TOTAL
                                                     -------------   ---------   -------------   -------
                                                                   (DOLLARS IN THOUSANDS)
Commercial.........................................     $18,380       $17,505       $16,090      $51,975
Real estate construction...........................       7,781         2,261         3,236       13,278
                                                        -------       -------       -------      -------
  Total............................................     $26,161       $19,766       $19,326      $65,253
                                                        =======       =======       =======      =======
Fixed-rate loans...................................                                              $18,204
Variable-rate loans................................                                               47,049
                                                                                                 -------
  Total............................................                                              $65,253
                                                                                                 =======

     Commercial Loans. Commercial business lending is the primary focus of the Company's lending activities. Commercial loans increased to $52.0 million at March 31, 1998, representing 42.1% of its total loans, from $48.2 million, or 41.0%, at December 31, 1997, $34.5 million, or 42.4%, at December 31, 1996 and
$23.4 million, or 37.1%, at December 31, 1995. Commercial loans include both secured and unsecured loans for working capital and expansion. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. The Company also makes term commercial loans secured by equipment and real estate. Lending decisions are based on an evaluation of the financial strength, management and credit history of the borrower, and the quality of the collateral securing the loan. With few exceptions, the Company requires personal guarantees and secondary sources of repayment.

     Commercial loans also are provided through the U.S. Small Business Administration ("SBA loans"), an independent agency of the Federal Government, which guarantees up to 75 - 80% of the loan amount. SBA loans are generally made to small and medium size businesses. Once the SBA loan has been funded, the Company has followed a practice of selling the guaranteed portions of SBA loans in the secondary market. The guaranteed portions of these loans are generally sold at a premium. At March 31, 1998, the Company had outstanding $1.7 million, or 3.3% of its commercial loan portfolio, in SBA commercial business loans.

     Beginning in 1997, the Company increased the origination of commercial loans to automobile dealers to finance their inventories when the Company hired a lending officer with substantial experience with dealer inventory financing and indirect vehicle lending. At March 31, 1998, the Company had outstanding $2.4 million, or 4.6% of its commercial loan portfolio, in dealer inventory loans to dealers of used automobiles. With few exceptions, these loans are personally guaranteed by the owner of the dealership. Such loans are often riskier than other types of commercial loans and involve a higher degree of monitoring. Subject to market conditions, the Company anticipates increasing its lending to automobile dealers.

     Commercial loans generally provide greater yields and reprice more frequently than other types of loans, such as real estate loans. More frequent repricing means that commercial loans are more sensitive to changes in interest rates.

     Real Estate Loans. Real estate loans are made for purchasing, constructing and refinancing one to four family, five or more family and commercial properties. The Company offers fixed and adjustable rate options. The Company provides customers access to long-term conventional real estate loans through its mortgage loan department which makes Federal National Mortgage Association ("FNMA") -- conforming loans for the account of third parties.

     Residential one to four family loans amounted to $14.5 million at March 31, 1998, representing 11.8% of total loans, compared to $14.3 million, or 12.1%, at December 31, 1997, $13.3 million, or 16.3%, at December 31, 1996 and $13.2 million, or 20.9%, at December 31, 1995. The Company's portfolio of residential mortgage loans are secured by properties located within the Company's market area. In 1997, the Company hired an experienced mortgage lender and expanded the origination of residential loans for the account of third parties. Loans originated for the account of third parties are closed by the third party and therefore are not shown on the Company's financial statements. The Company receives a fee for each such loan originated. During the year ended December 31, 1997, the Company's total gross loan originations of residential loans for the account of third parties were $12.3 million, compared with $7.9 million for the year ended December 31, 1996 and $5.9 million for the year ended December 31, 1995. The Company anticipates that it will continue to be an active originator of residential loans for the account of third parties. The Company also anticipates taking steps to qualify to become a seller of conforming residential mortgages to the Federal Home Loan Mortgage Corporation ("FHLMC") and FNMA. After qualifying, the Company will consider originating for sale to FHLMC and/or FNMA conforming residential mortgage loans, depending on market conditions.

     The Company has made, and anticipates continuing to make, on a selective basis, five or more family and commercial real estate loans. Five or more family and commercial real estate lending amounted to $8.0 million, or 6.5% of total loans, at March 31,1998, $8.7 million, or 7.4%, $5.6 million, or 6.9%, and $3.9 million, or 6.2%, at December 31, 1997, 1996 and 1995, respectively. This lending has involved loans secured principally by apartment buildings and commercial buildings for office, storage and warehouse space. Generally in underwriting commercial real estate loans, the Company requires the personal guaranty of borrowers and a minimum cash flow to debt service ratio of 1.25 to
1. Loans secured by commercial real estate may be greater in amount and involve a greater degree of risk than one to four family residential mortgage loans. Payments on such loans are often dependent on successful operation or management of the properties.

     Construction loans amounted to $13.3 million, or 10.8% of total loans, at March 31, 1998 compared with $12.6 million, or 10.8%, $8.4 million, or 10.3%, and $7.1 million, or 11.3%, at December 31, 1997, 1996 and 1995, respectively. The Company originates one to four family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders for the construction of pre-sold homes and speculative residential construction. Speculative residential lending amounted to $2.1 million, or 15.8% of the total construction loan portfolio at March 31, 1998. The average loan size at March 31, 1998 was approximately $133,000. With few exceptions, the Company limits to four the number of unsold homes being built by each builder. The Company lends to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management believes it understands and in which it is comfortable with the economic conditions. The Company also makes commercial real estate construction loans, generally for owner-occupied properties. The Company further endeavors to limit its construction lending risk through adherence to established underwriting procedures. Also, the Company generally requires documentation of all draw requests and utilizes loan officers to inspect the project prior to paying any draw requests from the builder. With few exceptions, the Company requires personal guarantees and secondary sources of repayment on construction loans.

     Consumer Loans. At March 31, 1998, consumer loans constituted $35.5 million, or 28.8% of total loans, compared with $33.7 million, or 28.7%, $19.6 million, or 24.1% and $15.5 million, or 24.5%, at December 31,

1997, 1996 and 1995, respectively. Consumer loans made by the Company include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans and miscellaneous secured and unsecured personal loans. The Company also makes automobile loans for used vehicles originated indirectly by selected automobile dealers located in the Company's market areas. With the hiring of an experienced vehicle dealer lender in 1997, the Company increased such lending. At March 31, 1998, $9.3 million, or 26.2%, of the Company's consumer loan portfolio consisted of indirect automobile loans. The Company intends to continue to emphasize indirect automobile loans and to gradually expand its purchase of dealer-originated contracts to include recreational vehicles, trailers, motorcycles and other vehicles. Consumer loans generally can carry significantly greater risks than other loans, even if secured, if the collateral consists of rapidly depreciating assets such as automobiles and equipment. Repossessed collateral securing a defaulted consumer loan may not provide an adequate source of repayment of the loan. Consumer loan collections are sensitive to job loss, illness and other personal factors. The Company attempts to manage the risks inherent in consumer lending by following established credit guidelines and underwriting practices designed to minimize risk of loss. Indirect automobile and other vehicle loans may involve greater risk than other consumer loans, including direct automobile loans, such as dealer fraud. To mitigate these risks, the Company has limited its indirect automobile loan purchases primarily to approximately 15 dealerships that are established and well known in its market areas. In addition, the Company has put in place systems designed to limit the risks inherent in dealer originated loans.

     The Company also offers VISA credit cards to its customers. At March 31, 1998, $983,000 of credit card balances were outstanding representing 2.8% of the Company's consumer loan portfolio and less than 1% of its total portfolio. Past due amounts on the Company's credit card portfolio have been minimal. At March 31, 1998, approximately $10,200, or 1.0% of outstanding credit card balances were past due. Home equity loans are also available through use of VISA credit cards. Credit card home equity loans amounted to $2.7 million at March 31, 1998.

     Loan Approvals. The Company's loan policies and procedures establish the basic guidelines governing its lending operations. Generally, the guidelines address the types of loans that the Company seeks, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower's total outstanding indebtedness to the Company, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the Board of Directors of the Company. The Company supplements its own supervision of the loan underwriting and approval process with periodic loan audits by internal loan examiners and outside professionals experienced in loan review work.

     Responsibility for loan production and loan underwriting is divided, with the Executive Vice President being responsible for loan processing and the Chief Lending Officer being responsible for loan underwriting and approval. On an annual basis, the Board of Directors determines the President's lending authority, who then delegates lending authorities to the Chief Lending Officer and other lending officers of the Company. Delegated authorities may include loans, letters of credit, overdrafts, uncollected funds, and such other authorities as determined by the Board or the President within his delegated authority.

     The President has authority to approve loans up to the lending limit set by the Board of Directors, which was $500,000 for secured loans and $300,000 for unsecured loans at March 31, 1998. All loans above the lending limit of the President are reviewed for approval by the Directors Loan Committee, up to the Company's pre-established house lending limit. The Directors Loan Committee consists of the President and four outside directors as appointed by the Board of Directors of the Company. All loans above the house lending limit up to the Company's statutory loan-to-one borrower limitation (also known as the legal lending limit) require approval of the full Board of Directors. The Company's legal lending limit was $2.7 million at March 31, 1998. The Company seldom makes loans approaching its legal lending limit.

COMMITMENTS AND CONTINGENT LIABILITIES

     In the ordinary course of business, the Company enters into various types of transactions that include commitments to extend credit that are not included in loans receivable, net, presented on the Company's consolidated balance sheets. The Company applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The Company's exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See Notes to Financial Statements.

NONPERFORMING ASSETS

     The following table sets forth, for the periods indicated, information with respect to the Company's nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), and total nonperforming assets.

                                                                             AT DECEMBER 31,
                                                    AT MARCH 31,    ----------------------------------
                                                        1998           1997         1996        1995
                                                    ------------    ----------    ---------    -------
                                                                    (DOLLARS IN THOUSANDS)
Nonaccrual loans..................................     $  521        $   498       $  390      $    77
Restructured loans................................        618            653          781          186
                                                       ------        -------       ------      -------
     Total nonperforming loans....................      1,139          1,151        1,171          263
Real estate owned.................................        115             30           --          108
                                                       ------        -------       ------      -------
     Total nonperforming assets...................     $1,254        $ 1,181       $1,171      $   371
                                                       ======        =======       ======      =======
Accruing loans past due 90 days or more...........     $   --        $    --       $    2      $   165
Potential problem loans...........................         56             11            7           --
Allowance for loan losses.........................      1,489          1,296          796          620
Nonperforming loans to period end loans...........       0.94%          0.98%        1.44%        0.42%
Allowance for loan losses to period-end loans.....       1.22           1.10         0.98         0.98
Allowance for loan losses to nonperforming
  loans...........................................     130.73         112.60        67.98       235.74
Nonperforming assets to total assets..............       0.73           0.74         1.00         0.37

     The Consolidated Financial Statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on a nonaccrual basis when there are serious doubts about the collectability of principal or interest. Generally, the Company's policy is to place a loan on nonaccrual status when the loan becomes past due 90 days. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Potential problem loans are loans which are currently performing and are not included in nonaccrual or restructured loans above, but about which there are serious doubts as to the borrower's ability to comply with present repayment terms and, therefore, will likely be included later in nonaccrual, past due or restructured loans. These loans are considered by management in assessing the adequacy of the allowance for loan losses.

     At March 31, 1998, the Company had $521,000 of nonaccrual loans. Interest on nonaccrual loans foregone was approximately $14,000 and $16,000 for the three months ended March 31, 1998 and 1997, respectively, and $40,000, $42,000 and $4,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries.

     While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination.

     The following table shows the allocation of the allowance for loan losses at December 31, 1997, 1996 and 1995. The allocation is based on an evaluation of defined loan problems, historical ratios of loan losses and other factors which may affect future loan losses in the categories of loans shown.

                                                           AT DECEMBER 31,
                                 --------------------------------------------------------------------
                                         1997                    1996                    1995
                                 --------------------    --------------------    --------------------
                                           % OF TOTAL              % OF TOTAL              % OF TOTAL
                                 AMOUNT     LOANS(1)     AMOUNT     LOANS(1)     AMOUNT     LOANS(1)
                                 ------    ----------    ------    ----------    ------    ----------
                                                        (DOLLARS IN THOUSANDS)
Balance applicable to:
  Commercial...................  $  437       41.0 %      $266        42.4 %      $146        37.1 %
  Real estate mortgage.........     206       19.5         139        23.2         105        27.1
  Real estate construction.....     115       10.8          64        10.3          44        11.3
  Consumer.....................     307       28.7         157        24.1          97        24.5
  Unallocated..................     231       --           170        --           228        --
                                 ------      ------       ----       ------       ----       ------
          Total................  $1,296      100.0 %      $796       100.0 %      $620       100.0 %
                                 ======      ======       ====       ======       ====       ======

---------------
(1) Represents total of all outstanding loans in each category as a percent of total loans outstanding.

     The following table sets forth for the periods indicated information regarding changes in the Company's allowance for loan losses:

                                                                        AT OR FOR THE YEARS ENDED
                                                   AT OR FOR THE              DECEMBER 31,
                                                 THREE MONTHS ENDED    ---------------------------
                                                   MARCH 31, 1998       1997       1996      1995
                                                 ------------------    -------    ------    ------
                                                              (DOLLARS IN THOUSANDS)
Balance at beginning of period.................        $1,296          $  796     $ 620     $ 568
Charge-offs:
  Commercial...................................            --             (43)     (166)      (52)
  Real estate..................................            --             (11)       --       (34)
  Consumer.....................................           (18)           (106)      (63)      (85)
                                                       ------          ------     -----     -----
          Total charge-offs....................           (18)           (160)     (229)     (171)
                                                       ------          ------     -----     -----
Recoveries:
  Commercial...................................             1              --        49        --
  Real estate..................................            --              --        --        --
  Consumer.....................................            15              13         6         3
                                                       ------          ------     -----     -----
          Total recoveries.....................            16              13        55         3
                                                       ------          ------     -----     -----
Net charge-offs................................            (2)           (147)     (174)     (168)
Provision for loan losses......................           195             647       350       220
                                                       ------          ------     -----     -----
Balance at end of period.......................        $1,489          $1,296     $ 796     $ 620
                                                       ======          ======     =====     =====
Ratio of net loan charge-offs to average loans
  outstanding..................................            --%           0.15%     0.25%     0.29%

INVESTMENT ACTIVITIES

     The Company's portfolio of investment securities (securities held to maturity and securities available for sale) increased by $3.7 million from December 31, 1996 to 1997. The investment portfolio consists primarily of U.S. Treasury and government agency securities, municipal securities and corporate obligations. Municipal securities represented 33.0% or $9.8 million, of the Company's investment portfolio at December 31, 1997. The Company has purchased nonrated municipal obligations of local and surrounding areas. Approximately 32.0% of the municipal securities in the Company's investment portfolio were rated below "A", or its equivalent, or unrated. Corporate obligations amounted to $7.6 million, or 25.7% of the Company's investment portfolio, at December 31, 1997. At December 31, 1997, all corporate obligations held by the Company were rated A, or its equivalent, or better. The average maturity of the securities portfolio was approximately three years at December 31, 1997.

     Investment securities designated as held to maturity are those securities which the Company has the ability and the intent to hold to maturity. Events which may be reasonably anticipated are considered when determining the Company's intent to hold investment securities for the foreseeable future. Investment securities designated as held to maturity are carried at cost, adjusted for amortization for premiums and accretions of discounts. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to shareholders' equity. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment risks. At December 31, 1997, the investment portfolio consisted of 19% available for sale securities and 81% held to maturity investments.

     The Company expects to more actively manage its investment portfolio in the future and would expect that available for sale securities would increase as a percent of total investment securities.

     The following table summarizes the amortized costs, gross unrealized gains and losses and the resulting market value of securities available for sale:

                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                      COST         GAINS         LOSSES      VALUE
                                                    ---------    ----------    ----------    ------
                                                                (DOLLARS IN THOUSANDS)
DECEMBER 31, 1997
  US Treasury.....................................   $4,996         $26           $--        $5,022
  US Agency.......................................      500          --            (1)          499
                                                     ------         ---           ---        ------
          Total...................................   $5,496         $26           $(1)       $5,521
                                                     ======         ===           ===        ======
DECEMBER 31, 1996
  US Treasury.....................................   $4,972         $20           $(3)       $4,989
                                                     ======         ===           ===        ======

     The following table summarizes the recorded value, gross unrealized gains and losses and the resulting market value of investment securities held to maturity as of December 31, 1997 and 1996.

                                                                  GROSS         GROSS
                                                    RECORDED    UNREALIZED    UNREALIZED    MARKET
                                                     VALUE        GAINS         LOSSES       VALUE
                                                    --------    ----------    ----------    -------
                                                                (DOLLARS IN THOUSANDS)
DECEMBER 31, 1997:
  US Treasury.....................................  $   997        $  2          $ --       $   999
  US Agency.......................................    4,996          21            (5)        5,012
  Municipal.......................................    9,796         257            (3)       10,050
  Corporate obligations...........................    7,648          52            (8)        7,692
  Other securities................................       71          --            --            71
                                                    -------        ----          ----       -------
          Total...................................  $23,508        $332          $(16)      $23,824
                                                    =======        ====          ====       =======
DECEMBER 31, 1996:
  US Treasury.....................................  $   995        $  2          $ (3)      $   994
  US Agency.......................................    6,514          21           (21)        6,514
  Municipal.......................................    6,754          88           (30)        6,812
  Corporate obligations...........................    6,332          14           (39)        6,307
  Other securities................................       58          --            --            58
                                                    -------        ----          ----       -------
          Total...................................  $20,653        $125          $(93)      $20,685
                                                    =======        ====          ====       =======

     The following table summarizes the amortized cost and recorded and market values of securities available-for-sale and held-to-maturity at December 31, 1997, by contractual maturity groups:

                                                                     AT DECEMBER 31, 1997
                                                        ----------------------------------------------
                                                        AMORTIZED COST   RECORDED VALUE   MARKET VALUE
                                                        --------------   --------------   ------------
                                                                    (DOLLARS IN THOUSANDS)
Amounts maturing:
  Within One Year.....................................     $ 5,048          $ 5,052         $ 5,048
  One to Five Years...................................      17,314           17,335          17,453
  Five to Ten Years...................................       5,928            5,928           6,113
  Over Ten Years......................................         714              714             731
                                                           -------          -------         -------
          Total.......................................     $29,004          $29,029         $29,345
                                                           =======          =======         =======

     The following table provides the carrying values, maturities and weighted average yields of the Company's investment portfolio at December 31, 1997:

                                                                     MATURING
                                            -----------------------------------------------------------
                                            LESS THAN      ONE TO       FIVE TO     OVER TEN
                                            ONE YEAR     FIVE YEARS    TEN YEARS     YEARS       TOTAL
                                            ---------    ----------    ---------    --------    -------
                                                              (DOLLARS IN THOUSANDS)
U.S. Treasuries
  Balance.................................   $2,496       $ 3,523       $   --        $ --      $ 6,019
  Weighted average yield..................     5.25%         6.02%          --%         --%        5.70%
U.S. Agency
  Balance.................................   $1,501         3,994       $   --        $ --        5,495
  Weighted average yield..................     6.14%         6.29%          --%         --%        6.25%
Municipal
  Balance.................................   $   55       $ 3,840       $5,759        $142      $ 9,796
  Weighted average yield..................     5.00%         4.97%        4.88%       5.00%        4.92%
Corporate obligations & other
  Balance.................................   $1,000       $ 5,978       $  169        $572      $ 7,719
  Weighted average yield..................     5.75%         7.21%        5.56%       5.59%        6.86%
FHLB Stock
  Balance.................................   $   --       $    --       $  682        $ --      $   682
  Weighted average yield..................       --%           --%        6.00%         --%        6.00%
Total
  Balance.................................   $5,052       $17,335       $6,610        $714      $29,711
  Weighted average yield..................     5.61%         6.26%        5.01%       5.47%        5.85%

     The Company does not engage in, nor does it presently intend to engage in, securities trading activities and therefore does not maintain a trading account.

     At December 31, 1997, there were no securities of any issuer (other than governmental agencies) that exceeded 10% of the Company's shareholders' equity.

SOURCES OF FUNDS

  Deposit Activities

     The Company provides a range of deposit services, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase or decrease certain types or maturities of deposits. The Company does not pay brokerage commissions to attract deposits. It strives to establish customer relations to attract core deposits in non-interest bearing transactional accounts and thus to reduce its costs of funds.

     The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits.

                                       THREE MONTHS ENDED
                                           MARCH 31,                         YEAR ENDED DECEMBER 31,
                                       ------------------   ----------------------------------------------------------
                                              1998                 1997                1996                1995
                                       ------------------   ------------------   -----------------   -----------------
                                       AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                                       BALANCE     RATE     BALANCE     RATE     BALANCE    RATE     BALANCE    RATE
                                       --------   -------   --------   -------   -------   -------   -------   -------
                                                                   (DOLLARS IN THOUSANDS)
Interest bearing demand and money
  market accounts....................  $ 47,810    2.86%    $ 40,600    2.94%    $28,753    2.57%    $24,556    2.48%
Savings accounts.....................    22,416    3.10       21,789    3.57      20,036    3.51      17,868    3.35
Certificates of deposit..............    56,517    5.65       42,220    5.65      26,777    5.61      21,184    5.98
                                       --------             --------             -------             -------
         Total interest bearing
           deposits..................   126,743              104,609              75,566              63,608
Demand and other noninterest bearing
  deposits...........................    23,405               21,346              17,487              17,207
                                       --------             --------             -------             -------
         Total average deposits......  $150,148    4.15%    $125,955    4.17%    $93,053    3.90%    $80,815    3.89%
                                       ========             ========             =======             =======

     The following table sets forth at the dates indicated the amounts and maturities of certificates of deposit with balances of $100,000 or more at December 31, 1997:

                                             AT DECEMBER 31, 1997
                                            ----------------------
                                            (DOLLARS IN THOUSANDS)
Remaining maturity:
  Less than three months..................         $ 4,516
  Three to six months.....................           1,462
  Six to twelve months....................           8,880
  Over twelve months......................             367
                                                   -------
          Total...........................         $15,225
                                                   =======

OTHER PRODUCTS AND SERVICES

     Other Banking Products and Services. To enable it to offer more personalized service to its customers, the Company offers or expects to offer additional products and services for its customers. Products and services currently offered are a debit card program, automated teller machines at some of its office locations and drive-through facilities at most of its branches. The Company offers automated telephone banking service with 24-hour access to accounts. During 1998, the Company expects to increase the number of ATM's it offers and to upgrade its automated banking services.

     Other Financial Services. The Company through its subsidiary, WIB Financial Services, Inc., provides nondeposit investment products to its customers.

COMPETITION

     The Company experiences strong competition in its service area from a number of commercial banks, savings banks, savings and loan associations, and credit unions. See "Risk Factors -- Competition."

     While federal legislation has increased competition between different types of financial institutions for both deposits and loans, the impact of other "nonbank" financial service products such as money market funds has been significant, particularly in competing for deposits. See "Supervision and Regulation."

LITIGATION

     In the ordinary course of business, the Company is subject to claims, counter actions and other litigation. At December 31, 1997, in the opinion of the Company's management and outside legal counsel, the ultimate liability, if any, resulting from such claims or lawsuits will not be material to the financial condition of the Company.

BANK PREMISES

     The Company owns the property and buildings of its branches at Oak Harbor
(2), Coupeville, Burlington, Camano Island, Whidbey City and Clinton, and leases the buildings and property of its branches at Langley and Bellingham. The Company owns the building housing its Anacortes branch, which is situated on land leased to the Company. The Company also leases space for its grocery store branch on Camano Island, which opened in the second quarter of 1998. In addition to the branch offices, the Company's administrative offices in Oak Harbor occupy approximately 10,000 square feet, of which approximately 6,000 square feet are situated on property owned by the Company and approximately 4,000 square feet are situated on property leased by the Company. The Company also owns separate parcels of real property in Freeland (where the Company expects to open a full service branch by year end 1998) and Bellingham (where the Company expects to relocate its current Bellingham office by the end of first quarter 1999).

COMPUTER/YEAR 2000

     Management is presently evaluating its systems and software as well as contacting software vendors and others with which it conducts business for potential Year 2000 problems. This issue affects computer systems that have time-sensitive programs that may not properly recognize the Year 2000, which could result in major system failures or miscalculations for companies that have not successfully adopted their systems or applications. In 1997, the Company appointed a Year 2000 Committee to evaluate computer systems that may be affected by Year 2000. Although the work of the Year 2000 Committee has not been completed, management does not expect any material difficulties. The Company has budgeted $150,000 to complete the evaluation and implementation of any required changes.

EMPLOYEES

     The Company had 119 full time equivalent employees at March 31, 1998. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

                           SUPERVISION AND REGULATION

     The following generally refers to certain statutes and regulations affecting the banking industry. These references provide brief summaries only and are not intended to be complete. These references are qualified in their entirety by the referenced statutes and regulations. In addition, some statutes and regulations which apply to and regulate the operation of the banking industry might exist which are not referenced below. Changes in applicable statutes and regulations may have a material effect on the business of the Bank and the Company.

THE COMPANY

     GENERAL. The Company is subject to the Bank Holding Company Act of 1956 ("BHCA"), as amended, which places it under the supervision of the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities related to banking. Certain recent legislation designed to expand interstate branching and relax federal restrictions on interstate banking may expand opportunities for bank holding companies (for additional information see below under the subheading "The Bank -- Interstate Banking and Branching"). However, the full impact of this legislation on the Company is unclear at this time.

     FEDERAL RESERVE REGULATION. A bank holding company must obtain the approval of the Federal Reserve: (1) before acquiring direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank; (2) before merging or consolidating with another bank holding company; and (3) before acquiring substantially-all of the assets of any additional banks.

     The Company is required to file annual and certain interim reports as may be required from time to time by the Federal Reserve. In addition, the Federal Reserve will perform periodic examinations of the Company.

     HOLDING COMPANY CONTROL OF NON-BANKS. With certain exceptions, the BHCA prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company which is not a bank or a bank holding company unless the Federal Reserve determines that the activities of such company are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve considers whether the performance of such activities by a bank holding company would offer advantages to the public that would outweigh possible adverse effects. For example, the Federal Reserve has by regulation determined that activities such as, among others, (i) operating an industrial loan company, industrial bank, savings association, mortgage company, finance company, trust company, credit card company or factoring company, (ii) performing certain data processing operations, (iii) leasing personal or real property, subject to certain exceptions, and (iv) providing investment and financial advice, are so closely related to banking as to be a proper incident thereto within the meaning of the BHCA. On the other hand, activities such as real estate brokerage and syndication, land development, property management, underwriting of life insurance not related to credit transactions, and, with certain exceptions, securities underwriting and equity funding, are not so closely related to banking as to be a proper incident thereto within the meaning of the BHCA. In the future, the Federal Reserve may from time to time add to or delete from the list of activities permissible for bank holding companies.

     TRANSACTIONS WITH AFFILIATES. The Company and the Bank are deemed "affiliates" within the meaning of the Federal Reserve Act, which restricts transactions between affiliates. Covered transactions include, subject to specific exceptions, loans by bank subsidiaries to affiliates, investments by bank subsidiaries in securities issued by an affiliate, the taking of such securities as collateral, and the purchase of assets by a bank subsidiary from an affiliate.

     SUPPORT OF BANK SUBSIDIARIES. Under Federal Reserve policy, a bank holding company is expected to act as a source of financial and managerial strength to, and commit resources to support, each of its subsidiary banks. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks. The Crime Control Act of 1990 provides that, in the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment the bank holding company has made to a federal bank regulatory agency to maintain the capital of a subsidiary bank, and this obligation will be entitled to a priority of payment.

     CAPITAL ADEQUACY REQUIREMENTS. Banks and bank holding companies are required to maintain certain minimum capital requirements. See "The
Bank -- Capital Adequacy Requirements."

     TIE-IN ARRANGEMENTS. The Company and the Bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, the Bank cannot condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by it or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

     STATE LAW RESTRICTIONS. As a Washington corporation, the Company is subject to certain limitations and restrictions under applicable Washington corporate law, including limitations and restrictions relating to: indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

     SECURITIES LAWS. Bank securities are generally exempt from registration under the Federal Securities Act of 1933 and applicable state securities laws. However, the securities issued by the Company will be subject to the registration requirements of the 1933 Act and applicable state securities laws unless exemptions are otherwise available.

     CONTROL TRANSACTIONS. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of the proposed acquisition, and within that time period, the Federal

Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made before the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action.

     In addition, any company would be required to obtain the approval of the Federal Reserve under the BHCA before acquiring 25% (5% if the acquiring company is a bank holding company) or more of the outstanding shares of the Company, or otherwise to obtain control over the Company.

THE BANK

     GENERAL. Despite some recent legislative initiatives to reduce regulatory burdens, banking remains a highly regulated industry. Legislation enacted from time to time may increase the cost of doing business, limit or expand permissible activities, or affect the competitive balance between banks and other financial and non-financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in state legislatures, and before various bank regulatory agencies. In addition, there continue to be proposals in Congress to restructure the banking system.

     Some of the significant areas of bank regulation, including significant federal legislation affecting state-chartered banks, are generally discussed below.

     REGULATION OF STATE BANKS. Washington State banks are subject to primary regulation and examination by the Division, and are also subject to supervision, examination, and regulation by the FDIC.

     Applicable federal and state statutes and regulations governing a bank's operations relate, among other matters, to capital requirements, required reserves against deposits, investments, loans, legal lending limits, mergers and consolidations, borrowings, issuances of securities, payment of dividends (see below), establishment of branches, and dealings with affiliated persons. The FDIC has authority to prohibit banks under their supervision from engaging in what they consider to be unsafe and unsound practices in conducting their business. Depository institutions are also affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

     DIVIDENDS. Dividends paid to the Company by the Bank are the primary source of the Company's cash flow. Various federal and state statutory provisions limit the amount of dividends that the Bank is permitted to pay to the Company without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends.

     If, in the opinion of the FDIC, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), the FDIC may require, after notice and hearing, that such institution cease and desist from such practice. In addition, the FDIC and the Federal Reserve have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

     Washington state regulations restrict capital distributions by institutions like the Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to such distributions.

     REGULATION OF MANAGEMENT. Federal law (1) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, (2) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (3) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

     CONTROL OF FINANCIAL INSTITUTIONS. No person may acquire "control" of a bank unless the appropriate federal agency has been given 60 days prior written notice and within that time the agency has not disapproved the acquisition. Substantial monetary penalties may be imposed for violation of the change in control or other provisions of banking laws. Washington banking laws further require that 30 days before the acquisition of control, defined as direct or indirect ownership, control or power to vote 25% or more of the outstanding stock of a bank, the acquiring party must file with the Washington Division an application containing certain specified information. Acquisitions of control in violation of the statute are deemed void.

     FIRREA. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") became effective on August 9, 1989. Among other things, FIRREA
(1) phased in significant increases in the FDIC insurance premiums paid by commercial banks; (2) created two deposit insurance pools within the FDIC, one to insure commercial bank and savings bank deposits (the Bank Insurance Fund, or "BIF") and the other to insure savings association deposits (the Savings Association Insurance Fund, or "SAIF"); (3) for the first time, permitted bank holding companies to acquire healthy savings associations; (4) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other federal services from their local Federal Home Loan Banks; and (5) greatly enhanced the regulators' enforcement powers by removing procedural barriers and sharply increasing the civil and criminal penalties for violating statutes and regulations.

     FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted into law in late 1991. As required by FDICIA, numerous regulations have been adopted by federal bank regulatory agencies, including the following: (1) federal bank regulatory authorities have established five different capital levels for banks and, as a general matter, enable banks with higher capital levels to engage in a broader range of activities; (2) the Federal Reserve has issued regulations requiring standardized disclosures with respect to interest paid on deposits; and (3) the FDIC has (i) imposed restrictions on the acceptance of brokered deposits by weaker banks; (ii) implemented risk-based deposit insurance premiums; and (iii) issued regulations requiring state-chartered banks to comply with certain restrictions with respect to equity investments and activities in which the banks act as principal.

     FDICIA recapitalized the BIF and required the FDIC to maintain the BIF and SAIF at 1.25% of insured deposits by increasing deposit insurance premiums as necessary to maintain such ratio. FDICIA also required federal bank regulatory authorities to prescribe (1) non-capital standards of safety and soundness; (2) operational and managerial standards for banks; (3) asset and earnings standards for banks and bank holding companies addressing such areas as classified assets, capital, and stock price; and (4) standards for compensation of executive officers and directors of banks. However, this provision was modified by recent legislation to allow federal regulatory agencies to implement these standards through either guidelines or regulations.

     INTERSTATE BANKING AND BRANCHING. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") provides banks with greater opportunities to merge with other institutions and open branches nationwide. The Interstate Banking Act also allows a bank holding company whose principal operations are in one state to apply to the Federal Reserve for approval to acquire a bank that is headquartered in a different state. States cannot "opt out" but may impose minimum time periods, not to exceed five years, for the target bank's existence.

     The Interstate Banking Act also allows bank subsidiaries of bank holding companies to establish "agency" relationships with their depository institution affiliates. In an agency relationship, a bank can accept deposits, renew time deposits, close and service loans, and receive payments for a depository institution affiliate. States cannot "opt out."

     In addition, the Interstate Banking Act allows banks whose principal operations are located in different states to apply to federal regulators to merge. This provision took effect June 1, 1997, unless states enacted laws to either (i) authorize such transactions at an earlier date or (ii) prohibit such transactions entirely. The Interstate Banking Act also allows banks to apply to establish de novo branches in states in which they do not already have a branch office. This provision took effect June 1, 1997, but (i) states must enact laws to permit such branching and (ii) a bank's primary federal regulator must approve any such branch establishment. The Washington legislature passed legislation that allowed, subject to certain conditions, mergers or other combinations, relocations of banks' main offices and branching across state lines in conjunction with the passage of the Interstate Banking Act.

     CAPITAL ADEQUACY REQUIREMENTS. The Federal Reserve, the FDIC, and the Office of the Comptroller of the Currency (collectively, the "Federal Banking Agencies") have established uniform capital requirements for all commercial banks. Bank holding companies are also subject to certain minimum capital requirements. A bank that does not achieve and maintain required capital levels may be subject to supervisory action through the issuance of a capital directive to ensure the maintenance of adequate capital levels. In addition, banks are required to meet certain guidelines concerning the maintenance of an adequate allowance for loan and lease losses.

     The Federal Banking Agencies' "risk-based" capital guidelines establish a systematic, analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy, and minimizes disincentives to holding liquid, low-risk assets. The risk-based ratio is determined by allocating assets and specified off-balance sheet commitments into several categories, with high levels of capital being required for the categories perceived as representing greater risk. The risk weights assigned to assets and credit equivalent amounts of off-balance sheet items are based primarily on credit risk. Other types of exposure, such as interest rate, liquidity and funding risks, as well as asset quality problems, are not factored into the risk-based ratio. Such risks, however, will be taken into account in determining a final assessment of an organization's capital adequacy. Under these new regulations, banks are required to achieve a minimum total risk-based capital ratio of 8% and a minimum Tier I risk-based capital ratio of 4%.

     The Federal Banking Agencies also have adopted leverage ratio standards that require commercial banks such as the Bank to maintain a minimum ratio of core capital to total assets (the "Leverage Ratio") of at least 4%. Any institution operating at or near this level is expected to have well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity and good earnings, and in general, to be a strong banking organization without any supervisory, financial or operational weaknesses or deficiencies. Any institutions experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions, well above the minimum levels (e.g., an additional cushion of at least 100 to 200 basis points, depending upon the particular circumstances and risk profile).

     Regulations adopted by the Federal Banking Agencies require such agencies to take certain "prompt corrective action" when a bank fails to meet certain capital requirements. The regulations establish and define five capital levels at which an institution is deemed to be "well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically, undercapitalized." In order to be "well-capitalized,' an institution must maintain, at least 10% total risk based capital, 6% Tier 1 risk-based capital, and a 5% Leverage Ratio. Increasingly severe restrictions are imposed on the payment of dividends and management fees, asset growth and other aspects of the operations of institutions that fall below the category of "adequately capitalized" (which requires at least 8% total risk-based capital, 4% Tier I risk-based capital, and a 4% Leverage Ratio). Undercapitalized institutions are required to develop and implement capital plans acceptable to the appropriate federal regulatory agency. Such plans must require that any company that controls the undercapitalized institution must provide certain guarantees that the institution will comply with the plan until it is adequately capitalized. As of the date of this Prospectus, the Bank was not subject to any regulatory order, agreement, or directive with respect to meeting a specific capital level for any capital measure.

     The minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as stand-by letters of credit) required by the Federal Reserve for bank holding companies is 8%. At least one-half of the total capital must be Tier I capital; the remainder may consist of Tier 2 capital. Bank holding companies are also subject to minimum Leverage Ratio guidelines. These guidelines provide for a minimum Leverage Ratio of 3% for bank holding companies meeting certain specified criteria, including achievement of the highest supervisory rating. All other bank holding companies are required to maintain a Leverage Ratio which is at least 100 to 200 basis points higher (4% to 5%). These guidelines provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

     FDIC INSURANCE. Generally, customer deposit accounts in the Bank are insured by the FDIC for up to a maximum amount of $100,000. The FDIC has adopted a risk-based insurance assessment system. Under this system, depository institutions are required to pay assessments to their respective insurance fund (BIF or SAIF) based upon the institution's risk classification, with a minimum assessment of $2,000 annually. The Bank's deposits are insured through the BIF, which currently has an annual assessment rate ranging from 0.0% to 0.27% of insured deposits, depending on an institution's risk classification.

     The risk classification is based on an assignment of the institution by the FDIC to one of three capital groups and to one of three supervisory subgroups. The capital groups are "well capitalized," "adequately capitalized," and "undercapitalized." The three supervisory subgroups are Group "A" (for financially sound institutions with only a few minor weaknesses), Group "B" (for those institutions with weaknesses which, if uncorrected, could cause substantial deterioration of the institution and increase risk to the deposit insurance fund), and Group "C" (for those institutions with a substantial probability of loss to the fund absent effective corrective action). The Bank's assessment is currently set at zero for the BIF.

     In addition, since January 1, 1997, BIF members are charged an assessment of approximately .013 % for the purpose of paying interest on the obligations issued by the Financing Corporation ("FICO") in the 1980s to help fund the thrift industry cleanup. The Bank's assessments in 1997 totaled approximately $16,000.

     COMMUNITY REINVESTMENT ACT ("CRA"). The Federal Banking Agencies have each adopted regulations and examination procedures to ensure that a bank is helping to meet the credit needs of all segments of its communities, including low-and-moderate-income neighborhoods. At its most recent CRA examination, the Bank received a rating of "outstanding."

     OTHER DEVELOPMENTS. In addition to the changes to the BIF and SAIF assessment rates implemented by the legislation which was recently passed as part of the 1996 Omnibus spending bill, various regulatory relief provisions were enacted. These provisions include, among other things, changes to (i) the Truth in Lending Act and the Real Estate Settlement Procedures Act to coordinate and simplify the two laws' disclosure requirements; (ii) eliminate civil liability for violations of the Truth in Savings Act after five years; and (iii) streamline the application process for a number of bank holding company and bank applications; (iv) establish a privilege from discovery in any civil or administrative proceeding or bank examination for any fair lending self-test results conducted by, or on behalf of, a financial institution in certain circumstances; (v) repeal the FDICIA requirement that independent public accountants attest to compliance with designated safety and soundness regulations; (vi) impose a continuous regulatory review of regulations to identify and eliminate outdated and unnecessary rules; and (vii) various other miscellaneous provisions to reduce bank regulatory burden.

                                   MANAGEMENT

DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth, as of March 31, 1998, certain information concerning the directors and certain executive officers of the Company, including the number and percentage of shares of the Company's Common Stock owned by each such person and his or her principal occupation during the last five years. Anticipated purchases of Common Stock by the directors and certain executive officers of the Company are set forth based on information provided to the Company from such persons. Actual purchases may vary depending on the actual number of shares sold in the Offering, regulatory limits or other factors. Directors are elected for three years terms. The terms are staggered such that one-third of the directors are elected each year. Directors Cann, Dean and Knutson's current term expires in 1998. Directors Lien, Sherman and Wallgren's current term expires in 1999. Directors Krieg, Olson and Pickering's current term expires in 2000. Executive officers are elected generally to serve at the discretion of the Company's Board of Directors.

                                                                                           ANTICIPATED
                                                   COMMON STOCK       PERCENT PRIOR        COMMON STOCK         PERCENT
    NAME, AGE AND PRINCIPAL OCCUPATION OF         OWNED PRIOR TO          TO THE           PURCHASES IN      FOLLOWING THE
OFFICER OR DIRECTOR DURING THE PAST FIVE YEARS  THE OFFERING(1)(2)       OFFERING       THE OFFERING(3)(4)    OFFERING(4)
----------------------------------------------  ------------------   ----------------   ------------------   -------------
MICHAL D. CANN, 49.......................             54,450(5)            1.83%               7,340             1.56%
President and Chief Executive Officer of
Washington Banking Company since 1996 and
President and Chief Executive Officer of
Whidbey Island Bank and President and
Secretary of WIB Financial Services, Inc.
since 1993 Mr. Cann has been a director of the
Company since 1992. Mr. Cann has 27 years of
banking experience, serving as the President
of Valley Bank, Mt. Vernon, Washington and in
other senior management positions in other
banks and bank holding companies. Mr. Cann
also serves as a member of the Compensation,
Building, Marketing, EDP and Directors' Loan
committees of the Company's Board of
Directors.
ORLAN DEAN, 74...........................             29,850(6)            1.01%               1,470             0.79%
Retired general manager of Don Boyer
Chevrolet. Mr. Dean is a life long resident of
Coupeville, Washington. Mr. Dean has been a
director of the Company since 1985. Mr. Dean
also serves as a member of the Marketing and
Audit committees of the Company's Board of
Directors.
MARLEN KNUTSON, 65.......................              7,800(7)            0.26%              11,010             0.47%
President of Knutson Hauling, an excavation
company and retired owner of Knutson
Distributors, Inc. Mr. Knutson has served as
Chairman of Valley Bank of Mt. Vernon,
Washington. Mr. Knutson has been a director of
the Company since 1996. Mr. Knutson also
serves as a member of the Compensation,
Building and Directors' Loan committees of the
Company's Board of Directors.

                                                                                           ANTICIPATED
                                                   COMMON STOCK       PERCENT PRIOR        COMMON STOCK         PERCENT
    NAME, AGE AND PRINCIPAL OCCUPATION OF         OWNED PRIOR TO          TO THE           PURCHASES IN      FOLLOWING THE
OFFICER OR DIRECTOR DURING THE PAST FIVE YEARS  THE OFFERING(1)(2)       OFFERING       THE OFFERING(3)(4)    OFFERING(4)
----------------------------------------------  ------------------   ----------------   ------------------   -------------
KARL C. KRIEG, III, 61...................             36,900(8)            1.24%              22,030             1.49%
President of Krieg Construction, Inc., Krieg
Concrete Products, Inc., Krieg Development
Group, Inc. and KK&D Developments, Inc. Mr.
Krieg is a life long resident of Oak Harbor,
Washington. Mr. Krieg has been a director of
the Company since 1990. Mr. Krieg also serves
as a member of the Compensation, Building and
EDP committees of the Company's Board of
Directors.
JAY T. LIEN, 54..........................             49,200(9)            1.66%               4,410             1.35%
President of Dan Garrison, Inc., a real estate
company. Mr. Lien has been a director of the
Company since 1987. Mr. Lien is a life long
resident of the Stanwood/Camano Island area
and at one time was employed as a banker in
that area. Mr. Lien also serves as a member of
the Audit, Compensation, Directors' Loan and
Marketing committees of the Company's Board of
Directors.
ROBERT B. OLSON, 62......................             55,500(10)           1.87%              11,010             1.68%
Co-owner and co-managing director of H&H
Properties, Inc., a land development company.
Mr. Olson has served as the President and
Chief Executive Officer of four community
banks in Washington and Oregon. Mr. Olson has
been a director of the Company since 1992. Mr.
Olson also serves as a director of WIB
Financial Services, Inc. and as a member of
the Audit, Compensation and Directors' Loan
committees of the Company's Board of Directors
and Chairman of the Marketing Committee of the
Company's Board of Directors.
ANTHONY B. PICKERING, 50.................              4,500               0.15%              14,680             0.48%
Owner of Max Dale's Restaurant. Mr. Pickering
has been a director of the Company since 1996.
Mr. Pickering also serves as a member of the
Audit and EDP committees of the Company's
Board of Directors.
ALVIN J. SHERMAN, 66.....................             17,250               0.58%               3,670             0.53%
Retired. Until recently, Mr. Sherman was a
co-owner of Sherman Farms, Inc. Mr. Sherman is
a life long resident of Coupeville, Washington
and his father, Clark Sherman, was involved
with the formation of the Bank. Mr. Sherman
has been a director of the Company since 1996.
Mr. Sherman also serves as a member of the
Marketing, Building, Directors' Loan and EDP
committees of the Company's Board of
Directors.

                                                                                           ANTICIPATED
                                                   COMMON STOCK       PERCENT PRIOR        COMMON STOCK         PERCENT
    NAME, AGE AND PRINCIPAL OCCUPATION OF         OWNED PRIOR TO          TO THE           PURCHASES IN      FOLLOWING THE
OFFICER OR DIRECTOR DURING THE PAST FIVE YEARS  THE OFFERING(1)(2)       OFFERING       THE OFFERING(3)(4)    OFFERING(4)
----------------------------------------------  ------------------   ----------------   ------------------   -------------
EDWARD J. (BUD) WALLGREN, 59.............             60,750(11)          2.05%               13,580            1.87%
President of Island O.K. Tires, Inc. and the
owner of six Les Schwab Tire stores in
Northwestern Washington. Mr. Wallgren has been
a director of the Company since 1991 and
Chairman of the Board of the Company since
1996. Mr. Wallgren also serves as a member of
the Marketing, Compensation and Directors'
Loan committees of the Company's Board of
Directors.
PHYLLIS A. HAWKINS, 49...................             42,750(12)          1.44%                5,510            1.22%
Senior Vice President and Chief Financial
Officer of Whidbey Island Bank. Prior to
becoming the Senior Vice President and Chief
Financial Officer in 1996, Ms. Hawkins served
as Senior Vice President and Cashier. She
began working for Whidbey Island Bank in 1969
and has held various positions in operations,
human resources and auditing since that time.
Ms. Hawkins is also a non-voting member of the
Audit Committee of Whidbey Island Bank and
previously served as the Chairman of the ALCO
and Risk Management Committee of the Bank.
LARRY SCODELLER, 56......................                 --                --%                5,290            0.13%
Executive Vice President and Chief Operating
Officer of Whidbey Island Bank beginning in
February 1998. Mr. Scodeller is a native of
Northwestern Washington. Mr. Scodeller has 27
years of banking experience, having served as
Senior Vice President and Chief Financial
Officer of Bellingham National Bank and as
Executive Vice President and Chief Financial
Officer at Peoples Bank in Lynden, Washington.
Mr. Scodeller is a non-voting member of all
Committees of Whidbey Island Bank.

All directors and executive officers as a            358,950             12.09%              100,000           11.57%
  group (12 persons).....................

---------------
 (1) As adjusted for the 1998 Stock Splits.

 (2) Unless otherwise noted, includes shares over which each individual exercises sole voting or investment power. Includes 159,000 shares issuable to directors and executive officers under options exercisable within 60 days.

 (3) Based on the initial public offering price of $12.00 per share.

 (4) Assuming no exercise of the Underwriter's over-allotment option.

 (5) Includes 49,500 shares issuable under options exercisable within 60 days.

 (6) Includes 14,850 shares issuable under options exercisable within 60 days.

 (7) All of these shares are owned by Knutson Hauling, Inc. Profit & Sharing Trust, for which Mr. Knutson, is the Trustee.

 (8) Includes 14,850 shares issuable under options exercisable within 60 days.

 (9) 5,400 of the 49,200 shares are owned by Dan Garrison, Inc. Profit Sharing Plan, for which Mr. Lien is the Trustee. Includes 14,850 shares issuable under options exercisable within 60 days.

(10) Includes 14,850 shares issuable under options exercisable within 60 days.

(11) 7,350 of the 60,750 shares are owned by Island O.K. Tires, Inc. Profit Sharing Plan for which Mr. Wallgren is the Trustee. Includes 14,850 shares issuable under options exercisable within 60 days.

(12) Includes 35,250 shares issuable under options exercisable within 60 days.

RECENT ADDITION TO MANAGEMENT

     In light of the Company's recent substantial growth, the Company's Board of Directors hired Mr. Larry Scodeller as Executive Vice President and Chief Operating Officer. Mr. Scodeller joined the Company in February 1998. His extensive background, knowledge of the Company's market areas and experience with larger financial institutions is expected to be of significant assistance to the Company in managing its rapid growth. In particular, Mr. Scodeller's experience with larger community banks is expected to assist the Company in development of systems and procedures that will provide effective control during such growth. The addition of Mr. Scodeller should allow Mr. Cann additional time and flexibility to focus on implementing the strategic objectives of the Company. The addition of Mr. Scodeller also provides the Company with a possible replacement for Mr. Cann should his services become unavailable.

DIRECTOR COMPENSATION

     Cash Compensation. In 1997 members of the Board of Directors of the Company received a fee in the amount of $700 for each Board meeting, plus an additional $200 per meeting for special Board meetings of the Company, each committee meeting and meeting of the Board of WIB Financial Services, Inc. that such director attended.

     Director Stock Option Plan. In order to attract and retain qualified directors, in 1993 the Board of Directors and the shareholders of the Company adopted an Director Stock Option Plan (the "Plan"). The Plan makes available 150,000 shares for issuance pursuant to the grant of nonqualified options to directors of the Company. The Plan is presently administered by the Company's Board of Directors (the "Plan Administrator"). The exercise price for the shares subject to an option will be such price as is determined by the Plan Administrator, but not less than the net book value of the Common Stock. Options granted under the Plan are not transferable except by will or the laws of descent and distribution. The Board of Directors has the authority to terminate the Plan at any time and will terminate upon the tenth anniversary of its effective date. The Plan may be amended by the Board of Directors without shareholder approval, except that no such amendment may increase the shares of Common Stock that may be issued under the Plan (except to adjust for any stock split or other subdivision or consolidation of shares).

     During 1997, each director, other than Mr. Cann, the Company's President and Chief Executive Officer, who received options under the Employee Stock Option Plan, was granted an option to purchase 7,500 shares of the Company's Common Stock, as adjusted for the 1998 Stock Splits. The exercise price of each option was $9.25 per share.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation for services rendered to the Company in all capacities paid or accrued for the fiscal year ended December 31, 1997 to the Company's Chief Executive Officer who is the only executive officer of the Company whose aggregate cash and cash equivalent forms of compensation exceeded $100,000.

                                                                          LONG TERM COMPENSATION
                                        ANNUAL COMPENSATION          ---------------------------------
                                 ---------------------------------     SECURITIES
      NAME AND PRINCIPAL                              OTHER ANNUAL     UNDERLYING         ALL OTHER
           POSITIONS              SALARY     BONUS    COMPENSATION   OPTIONS GRANTED   COMPENSATION(3)
      ------------------         --------   -------   ------------   ---------------   ---------------
Michal D. Cann.................  $109,590   $20,000       (1)             7,500(2)         $4,078
  President and Chief Executive
  Officer

---------------
(1) The aggregate amount of prerequisites and other personal benefits provided to such executive is less than the lesser of 10% of the total annual salary and bonus of such executive or $50,000.

(2) As adjusted for the 1998 Stock Splits.

(3) The amounts disclosed in this column includes matching contributions under the Company's 401(k) and profit sharing plans.

SEVERANCE AGREEMENTS

     Certain executives in key managerial positions have entered into Executive Severance Agreements with the Bank. The purpose of these agreements is to ensure that these executives will be available to assist the Board of Directors of the Bank in responding to and, if appropriate, completing any proposed change of control of the Bank.

     The provisions of the Severance Agreements are triggered by a "Change in Control" which means a change "in the ownership or effective control" or "in the ownership of a substantial portion of the assets" of the Bank, with the quoted phrases of this sentence having the same meaning when used in Section 280 G(b)(2)(A) of the Internal Revenue Code.

     Severance payments are conditioned on a termination of the executive as a result of the change in control. Severance payments are basically as follows:
Michal D. Cann, two times highest annual compensation paid during previous three years; Larry Scodeller two times highest compensation paid during previous three years; Phyllis A. Hawkins, one and one-half times highest annual compensation paid during the previous three years; Andrew C. Hunter, one and one-half times highest annual compensation paid during the previous three years; Alice Birkner, one and one-half times highest annual compensation paid during the previous three years; and Jan Libbey, one and one half times the highest compensation paid during the previous three years.

EMPLOYEE BENEFITS

     Employee Stock Option Plan. In order to attract and retain qualified personnel, in 1992 the Board of Directors and the shareholders of the Company adopted an Employee Stock Option Plan (the "Plan"). The Plan makes available 450,000 shares for issuance pursuant to the grant of "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended, or nonqualified options to officers and key employees of the Company. The Plan is presently administered by the Company's Board of Directors (the "Plan Administrator"). The exercise price for the shares subject to an option will be at such price as is determined by the Plan Administrator, but in the case of incentive stock options, will not be less than the fair market value of the Common Stock on the date of grant of the incentive stock option. Options granted under the Plan are not transferable except by will or the laws of descent and distribution. All options granted under the Plan expire not more than ten years from the date of grant.

     The Board of Directors has the authority to terminate the Plan at any time and it will terminate upon the tenth anniversary of its effective date. The Plan may be amended by the Board of Directors without shareholder approval, except that no such amendment may (a) increase the shares of Common Stock that may be issued under the Plan (except to adjust for any stock split or other subdivision or consolidation of shares), or (b) change the class of employees that may be granted options.

     During 1997, options were granted to the following named executive officers:

                                                                 PERCENT OF TOTAL
                                         NUMBER OF SECURITIES   OPTIONS GRANTED TO
                                          UNDERLYING OPTIONS       EMPLOYEES IN      EXERCISE PRICE   EXPIRATION
                 NAME                         GRANTED(1)           FISCAL YEAR        ($/SHARE)(1)       DATE
                 ----                    --------------------   ------------------   --------------   ----------
Michal D. Cann.........................          7,500                14.5%              $9.25           2007
Larry Scodeller........................         15,000                 29.0              $9.25           2007

---------------
(1) As adjusted for the 1998 Stock Splits.

     The table below provides information on exercises of options during 1997 by executive officers and information with respect to unexercised options held by the named executive officers at March 31, 1998.

                                                             NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED              IN-THE-MONEY
                        SHARES ACQUIRED       VALUE               OPTIONS(#)                     OPTIONS($)
        NAME           ON EXERCISE(#)(1)   REALIZED($)   EXERCISABLE/UNEXERCISABLE(1)   EXERCISABLE/UNEXERCISABLE(1)
        ----           -----------------   -----------   ----------------------------   ----------------------------
Michal D. Cann.......         --               $--              49,500/25,500                 $304,160/89,511
Larry Scodeller......         --               --                    0/15,000                       $0/$1,200

---------------
(1) As adjusted for the 1998 Stock Splits.

     In furtherance of its employee compensation program, at the 1998 Annual Shareholders meeting which is expected to be held in July 1998, the Company plans to seek shareholder approval for a new Employee Stock Option Plan increasing the number of shares subject to options which will then be available for grant to selected officers and employees. At March 31, 1998, there were 467,700 shares issuable upon exercise of stock options, equal to approximately 16.6% of Common Stock outstanding. If shareholders approve the new Employee Stock Option Plan the Company intends that the total number of shares subject to options (from both the present plan and the anticipated new plan) will be equal to approximately 15% of the total pro forma shares of Common Stock to be outstanding upon completion of the Offering.

     401(k) Profit Sharing Plan. The Company maintains a salary savings 401(k) plan for its employees, including its executive officers. All persons employed for at least one year who are at least 21 years of age and with a minimum of 1,000 hours per year may participate in the plan. Employees who participate may contribute a portion of their salary, the first 5% of which is matched by the employer at 50% up to certain specified limits.

                              CERTAIN TRANSACTIONS

     Certain directors and executive officers of the Company and their associates are customers of the Company and it is anticipated that they will continue to be customers of the Company in the future. All transactions between the Company and directors, executive officers, and their associates were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management did not involve more than the normal risk of collectability or present other unfavorable features. At December 31, 1997, loans to directors and executive officers aggregated $1.8 million, representing 13.4% of shareholders' equity. All loans to directors and executive officers must be approved by the full Board of Directors of the Bank.

                            STOCK BUY-SELL AGREEMENT

     All of the Company's directors, as well as certain individual shareholders, are subject to a Stock Buy and Sell Agreement in their individual capacities as shareholders. Shares subject to the Buy-Sell Agreement constituted approximately 14% of the total issued and outstanding common stock of the Company on

December 31, 1997. Essentially, the Buy-Sell Agreement provides a right of first refusal among the directors and those certain shareholders to purchase each other's shares of the Company's common stock. The Buy-Sell Agreement terminates automatically upon the dissolution or entry into receivership of the Company and, unless extended by written agreement of the holders of two-thirds of the shares subject to it, in March 2003. The Buy-Sell Agreement may tend to limit the volume of shares available for trading by other shareholders and may discourage a bidder from offering to purchase the Company as a going concern.

                           CERTAIN BENEFICIAL OWNERS

     The following table sets forth information concerning the beneficial ownership of the common stock as of December 31, 1997 as adjusted for the 1998 Stock Splits by each person known to the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company.

                                                        SHARES BENEFICIALLY OWNED
                                                        --------------------------
                   NAME AND ADDRESS                      NUMBER           PERCENT
                   ----------------                     ---------        ---------
Frontier Financial Corporation........................   150,000          5.34%
P.O. Box 2215
Everett WA 98203

     The Company knows of no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of certain provisions of the Articles of Incorporation of the Company, as well as certain provisions of applicable law. This summary does not purport to be complete, and is qualified by reference to those documents and applicable law.

COMMON STOCK

     The Company's authorized common stock consists of 10,000,000 shares of common stock, no par value per share. On the date of this Prospectus, there were 2,809,050 (as adjusted for the 1998 Stock Splits) shares of Common Stock outstanding and 326 shareholders of record. Upon the closing of the Offering, there will be 4,009,050 shares of Common Stock outstanding (assuming no exercise of the Underwriter's over-allotment option). The common stock is subject to the rights and preferences of any of the Company's preferred stock which may be issued in the future.

PREFERRED STOCK

     The Company has authorized 20,000 preferred shares with no par value per share, none of which are issued and outstanding. The Board of Directors of the Company is authorized, with the approval of the Directors and without further shareholder action, to issue preferred stock with such designations, preferences and rights as the Board may determine.

VOTING RIGHTS

     The holders of the Company common stock are entitled to one vote for each share held on all matters presented for a vote, including the election of directors. The Articles of Incorporation provide that stockholders do not have cumulative voting rights. The Board of Directors is authorized to determine the voting rights of any preferred stock which may be issued.

DIVIDENDS

     Dividends may be paid on the common stock of the Company as and when declared by the Board of Directors out of funds legally available for the payment of dividends. The ability of the Company to pay dividends will largely depend upon the amount of dividends paid to it by the Bank and any subsequent acquired operations. Accordingly, the dividend restrictions imposed on the Bank by applicable state banking law will impact the amount of dividends that the Company could pay.

NO PREEMPTIVE RIGHTS

     The Articles of Incorporation of the Company provide that no holder of shares of any class of capital stock shall have any preemptive right (i.e. the right of first refusal to acquire shares offered by the Company) to acquire unissued shares of capital stock, other than such rights, if any, as the Board of Directors, in its discretion, may from time to time determine.

REPURCHASE OF OWN SHARES

     The Company generally may repurchase its own shares, subject to certain restrictions under applicable state, federal banking and securities laws.

LIQUIDATION RIGHTS

     In the event of liquidation of the Company, the holders of the Company's capital stock are entitled to receive, pro rata, any assets remaining after provisions for liabilities.

ANTI-TAKEOVER MEASURES

     The Company's Articles of Incorporation and Bylaws, as well as the Washington Business Corporation Act ("WBCA"), contain certain provisions which may limit or prevent certain acquisitions. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a tender offer, proxy contest or otherwise, and may deter any potential unfriendly offers or other efforts to obtain control of the Company. This could deprive the Company's shareholders of opportunities to realize a premium for their Company Common Stock, even in circumstances where such action was favored by a majority of the Company's shareholders. The following description of certain provisions of the Company's Articles of Incorporation and Bylaws and the WBCA is general in nature, and is qualified in its entirety by reference to those provisions.

     Articles of Incorporation and Bylaws. The Company's Articles of Incorporation contain a requirement that any "interested shareholder transaction" (as defined in the Articles) be approved by the affirmative vote of not less than 66 2/3% of the total shares attributable to persons other than an "interested shareholder" (as defined in the Articles). The requirement for "supermajority" approval of certain "interested shareholder transactions" is not required if the Company's board of directors has approved the transaction or if certain other conditions concerning nondiscrimination among shareholders and receipt of fair value are satisfied. The supermajority approval provisions can only be amended by a two-thirds vote of the shares which are not owned or controlled by "interested shareholders."

     The Articles of Incorporation also require the Company's board to consider non-monetary factors in evaluating certain takeover bids. Specifically, the Articles require the Company's board, in determining what is in the best interests of Company and its shareholders, to consider all relevant factors, including the effects on its employees, customers, suppliers, and other constituents of the Company and its subsidiaries and on the communities which the Company and its subsidiaries are located.

     The Articles of Incorporation also authorize the issuance of preferred stock, which is intended primarily as a financing tool and not as a defense against takeovers. However, the issuance of preferred stock may potentially used by management to make more difficult uninvited attempts to acquire control of the Company (e.g., by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for a shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

     The Articles of Incorporation provide that the Board of Directors of the Company is to be divided into three classes, each of which is to contain approximately one-third of the whole number of the members of the Board. The members of each class are elected to serve three year terms, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors are elected each year. The classified Board provisions are intended to provide continuity of the Board of Directors and to make it more difficult for a shareholder group to fully use its voting power to gain control of the Board of Directors.

     The Articles of Incorporation also provide that a director may be removed from office prior to the expiration of his term only for cause or by a vote of 66 2/3% of the shares entitled to vote. Cause for removal exists only if the Board has reasonable grounds to believe that the Company will suffer substantial injury as a result of a director's gross negligence or dishonesty. The Bylaws provide that vacancies on the Board, unless caused by a vote of the shareholders, may be filled by the remaining directors.

     WBCA Provisions. In addition to the provisions contained in the Company's Articles of Incorporation and Bylaws, the WBCA also requires prior approval by a majority of the Board of Directors of a target company in certain acquisition transactions. The WBCA prohibits corporations that have a class of voting stock registered with the Commission pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") such as the Company, from engaging in any Significant Business Transactions (defined to include merger(s) or consolidations; certain sales, leases, exchanges, mortgages, pledges, transfers, or other dispositions or encumbrances of assets; termination of 5% or more of a corporation's employees; issuances or redemptions of stock; sales of assets, liquidation, or dissolution of a corporation; reclassifications of a corporation's securities; and allowing an acquiring person or other affiliate or associate to receive any disproportionate benefit as a shareholder) for a period of five years after a person or group acquires 10% or more of a corporation's outstanding voting stock, unless the acquisition is approved in advance by majority vote of the board of directors. This provision will not apply to a person who "inadvertently" acquires 10% of the shares, if such person divests himself as soon as practicable of sufficient shares to fall below the 10% threshold. Any acquisition that violates this statute is deemed to be void and the proposed acquiror's certificate of authority to transact business in Washington is revoked.

INDEMNIFICATION

     The Articles of Incorporation of the Company provide, among other things, for the indemnification of the Company's directors, and authorizes the Board to pay reasonable expenses incurred by, or to satisfy a judgment or fine against, a current or former director in connection with any personal legal liability incurred by the individual while acting for the Company within the scope of his or her employment, and which was not the result of conduct finally adjudged to be egregious conduct. Egregious conduct is defined as intentional misconduct, a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property, or services to which that person is not legally entitled. The Articles of Incorporation also include a provision which limits the liability of directors of the Company from any personal liability to the Company, or its shareholders for conduct not found to have been egregious.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After completion of this offering, the Company will have outstanding 4,009,050 shares of Common Stock (assuming no exercise of the Underwriters over-allotment option and no exercise of outstanding stock options). Of these shares, the 1,200,000 shares of Common Stock offered hereby will be freely tradable without restriction or limitation under the Securities Act except to the extent such shares become subject to the agreement with the Underwriters described below or are held by "affiliates" of the Company as such term is defined under Rule 144 under the Securities Act. In addition, the shares of Common Stock presently outstanding are not restricted and, under certain conditions, may be freely tradable without restriction or limitation under the Securities Act. Shares owned by affiliates may only be sold if they are registered under the Securities Act or if an exemption from registration, such as that provided by Rule 144, is available.

     The Company, its executive officers and directors and any affiliates thereof, and a shareholder owning in excess of 5% of the outstanding shares, holding in the aggregate 508,950 shares of Common Stock on an as converted or as exercised basis, have agreed not to directly or indirectly offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock of the Company (except pursuant to its stock plan or other employee benefit plans) for a period of 180 days after the date of this Prospectus, without the prior written consent of Ryan, Beck & Co. See "Underwriting."

                                  UNDERWRITING

     Ryan, Beck & Co. (the "Underwriter") has agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the shares of Common Stock offered hereby.

     The Underwriting Agreement provides that the obligation of the Underwriter to purchase the shares of Common Stock offered hereby is subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriter is committed to purchase all of the shares of Common Stock offered hereby, if any are purchased (except for any shares that may be purchased through exercise of the Underwriter's over-allotment option which may be exercised by the Underwriter in whole or in part).

     The Underwriter has advised the Company that it proposes to offer the shares of Common Stock to the public at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $0.40 per share. After the Offering, the public offering price and such concession may be changed by the Underwriter. The Underwriters may allow and such dealers may re-allow a concession not in excess of $0.10 per share to certain other dealers. The Common Stock is offered subject to receipt and acceptance by the Underwriter, and to certain other conditions, including the right to reject orders in whole or in part.

     Prior to this Offering, there has been no public market for the Common Stock. See "Market For Common Stock." The public offering price will be determined by negotiation between the Company and the Underwriter based upon market conditions, the Company's present and historical results of operations, the Company's current financial condition, estimates of the business potential and prospects of the Company and other relevant factors. There can be no assurance that an active trading market will develop for the Common Stock, that purchasers in the Offering will be able to sell their shares at or above the Offering price, or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the Offering.

     Ryan Beck currently intends to make a market in the Common Stock, as permitted by applicable laws and regulations. Ryan Beck, however, is not obligated to make a market in such shares and any such market making may be discontinued at any time at the sole discretion of Ryan Beck.

     The Company has granted the Underwriter an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 180,000 additional shares of Common Stock, respectively, at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent the Underwriter exercises the option, the Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock. The Underwriter may exercise such option solely to cover over-allotments, if any, incurred in connection with the sale of shares of Common Stock offered hereby.

     The Underwriting Agreement provides for the Company to indemnify the Underwriter against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments that the Underwriter may be required to make in respect thereof.

     All of the executive officers and directors of the Company and any affiliates thereof, and a shareholder owning in excess of 5% of the outstanding shares, have agreed that, for a period of 180 days after the day on which the Registration Statement (as hereafter defined) become effective by order of the Commission, they will not, without the prior written consent directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitation, any short sale), pledge, establish an open "put-equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, transfer, assign or otherwise dispose of any shares of the Common Stock or securities exchangeable for or convertible into shares of the Common Stock, or any option, warrant or other right to acquire such shares, or publicly announce the intention to do any of the foregoing.

     During and after the Offering, the Underwriter may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock. The Underwriter also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

                             ADDITIONAL INFORMATION

     The Company has filed a registration statement on Form SB-2 (together with all amendments and exhibits thereto, the "Registration Statement") with the Securities and Exchange Commission under the 1933 Act with respect to the Common Stock being offered hereby. This Prospectus is part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. A copy of the Registration Statement may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commissioner located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago Illinois 60661. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission. Copies of such materials may also be obtained from the website that the Commission maintains at http://www.sec.gov. Although the Prospectus contains a discussion of the material aspects of the documents filed as exhibits to the Registration Statement, statements contained in this Prospectus as the contents of any contract or other document are not necessarily complete and, in such instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent public accounting firm.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C., Tacoma, Washington. Certain legal matters will be passed upon for the Underwriter by Breyer & Aguggia LLP, Washington, D.C.

                                    EXPERTS

     Recent Change in Accounting Firms. On December 15, 1997, the Company engaged KPMG Peat Marwick LLP as the Company's principal accountant. Prior to KPMG Peat Marwick LLP's engagement, David O. Christensen Certified Public Accountants & Consultants (now known as David Christensen, CPA & Consultant,
PLLC), ("David O. Christensen") independent certified public accountants, had served as the principal independent accountant for the Company and rendered its report with respect to the Company's consolidated financial statements for the years ended December 31, 1996 and 1995. The recommendation to dismiss David O. Christensen was made by management of the Company and was approved by the Board of Directors effective November 20, 1997.

     In the two most recent fiscal years preceding the Board's action, and through December 15, 1997 there were no disagreements with David O. Christensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to David O. Christensen's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. David O. Christensen's reports on the Company's statements for such fiscal year did not contain any adverse opinion or disclaimer of opinion, nor were such reports modified or qualified in any respect.

     Financial Statements. The consolidated financial statements of the Company, as of and for the year ended December 31, 1997 included in the Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, to the extent indicated in their report thereon and included herein. The consolidated financial statements of the Company as of December 31, 1996 and 1995, included in the Prospectus have been audited by David O. Christensen, independent auditor, to the extent indicated in his report thereon and included herein. Such financial statements have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP and David O. Christensen, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing.

                           WASHINGTON BANKING COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of KPMG Peat Marwick LLP.............................  F-2
Report of David O. Christensen Certified Public Accountants
  & Consultants.............................................  F-3
Consolidated Statements of Financial Condition at March 31,
  1998 (unaudited), December 31, 1997 and 1996..............  F-4
Consolidated Statements of Income for the three months ended
  March 31, 1998 and 1997 (unaudited) and the years ended
  December 31, 1997, 1996, 1995.............................  F-5
Consolidated Statements of Shareholders' Equity for the
  three months ended March 31, 1998 (unaudited) and the
  years ended December 31, 1997, 1996 and 1995..............  F-6
Consolidated Statements of Cash Flows for the three months
  ended March 31, 1998 and 1997 (unaudited) and the years
  ended December 31, 1997, 1996 and 1995....................  F-7
Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Washington Banking Company:

     We have audited the accompanying consolidated statement of financial condition of Washington Banking Company and subsidiary as of December 31, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Banking Company and subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Seattle, Washington
February 20, 1998, except for note 16
  which is as of April 24, 1998

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of Washington Bank Company

     We have audited the accompanying consolidated statement of condition of Washington Banking Company and subsidiary as of December 31, 1996, and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Washington Banking Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          David O. Christensen
                                          Certified Public Accountants &
                                          Consultants

                                          Vancouver, Washington
January 31, 1997, except for Note (16),
as to which the date is April 24, 1998.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                                DECEMBER 31,
                                                               MARCH 31,     -------------------
                                                                 1998          1997       1996
                                                              -----------    --------    -------
                                                              (UNAUDITED)
Cash and due from banks.....................................    $  7,940        6,263      5,455
Federal funds sold..........................................       3,900        1,750        500
                                                                --------     --------    -------
          Total cash and cash equivalents...................      11,840        8,013      5,955
                                                                --------     --------    -------
Federal Home Loan Bank stock................................         695          682        322
Investment securities, available-for-sale...................       6,018        5,521      4,989
Investment securities, held-to-maturity.....................      22,782       23,508     20,653
                                                                --------     --------    -------
          Total investment securities.......................      29,495       29,711     25,964
                                                                --------     --------    -------
Loans receivable, net.......................................     121,804      116,239     80,473
Premises and equipment, net.................................       5,546        4,287      3,521
Other real estate owned.....................................         115           30         --
Deferred tax asset..........................................         372          370        273
Other assets................................................       1,670        1,418      1,094
                                                                --------     --------    -------
          Total assets......................................    $170,842      160,068    117,280
                                                                ========     ========    =======

                              LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
  Deposits..................................................     156,377      146,394    105,212
  Other liabilities.........................................       1,206          639        498
                                                                --------     --------    -------
          Total liabilities.................................     157,563      147,033    105,710
                                                                --------     --------    -------

Shareholders' equity:
  Preferred stock, no par value. Authorized 20,000 shares;
     no shares issued or outstanding........................          --           --         --
  Common stock, no par value. Authorized 10,000,000 shares,
     issued and outstanding 2,809,050, 2,809,050 and
     2,796,000 shares in 1998, 1997 and 1996,
     respectively...........................................       2,943        2,943      3,032
  Retained earnings.........................................      10,304       10,075      8,527
  Accumulated comprehensive income, net.....................          12           17         11
                                                                --------     --------    -------
          Total shareholders' equity........................      13,259       13,035     11,570
                                                                --------     --------    -------
          Total liabilities and shareholders' equity........    $170,842      160,068    117,280
                                                                ========     ========    =======

          See accompanying notes to consolidated financial statements.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             THREE MONTHS ENDED
                                                  MARCH 31               YEAR ENDED DECEMBER 31,
                                            ---------------------   ---------------------------------
                                              1998        1997        1997        1996        1995
                                            ---------   ---------   ---------   ---------   ---------
                                                 (UNAUDITED)
Interest income:
  Interest and fees on loans..............  $   2,924       2,088      10,207       7,334       6,253
  Interest on taxable investment
     securities...........................        261         258       1,082       1,055         908
  Interest on tax-exempt investment
     securities...........................        136          99         460         318         221
  Dividends on FHLB stock.................         13           6          36          25          --
  Interest on Federal funds sold..........         32          22         116         126         231
                                            ---------   ---------   ---------   ---------   ---------
          Total interest income...........      3,366       2,473      11,901       8,858       7,613
Interest expense..........................      1,315         870       4,358       2,946       2,474
                                            ---------   ---------   ---------   ---------   ---------
          Net interest income.............      2,051       1,603       7,543       5,912       5,139
Provision for loan losses.................        195         105         647         350         220
                                            ---------   ---------   ---------   ---------   ---------
          Net interest income after
            provision for loan losses.....      1,856       1,498       6,896       5,562       4,919
                                            ---------   ---------   ---------   ---------   ---------
Non-interest income:
  Service charges on deposits.............        312         274       1,116       1,024         893
  Other...................................        168          88         491         400         167
                                            ---------   ---------   ---------   ---------   ---------
          Total non-interest income.......        480         362       1,607       1,424       1,060
                                            ---------   ---------   ---------   ---------   ---------
Non-interest expense:
  Salaries and benefits...................        664         549       2,385       2,019       1,720
  Occupancy expense.......................        258         217       1,033         745         766
  Merchant credit card expense............         75          64         358         236          18
  Office supplies and printing............         65          81         275         220         228
  Insurance expense.......................         80          41         271         251         222
  Data processing.........................         63          54         219         125          80
  Consulting and professional fees........         45          11         202         165         176
  Other...................................        466         254       1,038         923         914
                                            ---------   ---------   ---------   ---------   ---------
          Total non-interest expense......      1,716       1,271       5,781       4,684       4,124
                                            ---------   ---------   ---------   ---------   ---------
          Income before income taxes......        620         589       2,722       2,302       1,855
Provision for income taxes................        204         261         818         738         534
                                            ---------   ---------   ---------   ---------   ---------
          Net income......................  $     416         328       1,904       1,564       1,321
                                            =========   =========   =========   =========   =========
Net income per share, basic...............  $    0.15        0.12        0.68        0.56        0.47
                                            =========   =========   =========   =========   =========
Net income per share, diluted.............  $    0.14        0.11        0.65        0.55        0.47
                                            =========   =========   =========   =========   =========
Average number of shares outstanding,
  basic...................................  2,809,050   2,805,625   2,810,881   2,796,000   2,794,750
                                            =========   =========   =========   =========   =========
Average number of shares outstanding,
  diluted.................................  2,961,557   2,922,832   2,935,972   2,858,100   2,813,443
                                            =========   =========   =========   =========   =========

          See accompanying notes to consolidated financial statements.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              ACCUMULATED
                                                 COMMON STOCK                COMPREHENSIVE        TOTAL
                                                ---------------   RETAINED   INCOME (LOSS),   SHAREHOLDERS'
                                                SHARES   AMOUNT   EARNINGS     NET OF TAX        EQUITY
                                                ------   ------   --------   --------------   -------------
Balances at December 31, 1994.................  2,790    $3,014     6,295         (34)            9,275
Cash dividend at $0.11 per share..............     --        --      (317)         --              (317)
Net change in unrealized gain (loss) on
  securities available-for-sale...............     --        --        --          60                60
Net income....................................     --        --     1,321          --             1,321
Stock options exercised.......................      6        18        --          --                18
                                                -----    ------    ------         ---            ------
Balances at December 31, 1995.................  2,796     3,032     7,299          26            10,357
Cash dividend at $0.12 per share..............     --        --      (336)         --              (336)
Net change in unrealized gain (loss) on
  securities available-for-sale...............     --        --        --         (15)              (15)
Net income....................................     --        --     1,564          --             1,564
                                                -----    ------    ------         ---            ------
Balances at December 31, 1996.................  2,796     3,032     8,527          11            11,570
Cash dividend at $0.13 per share..............     --        --      (356)         --              (356)
Net change in unrealized gain (loss) on
  securities available-for-sale...............     --        --        --           6                 6
Net income....................................     --        --     1,904          --             1,904
Repurchased and retired stock.................    (23)     (200)       --          --              (200)
Stock options exercised.......................     36       111        --          --               111
                                                -----    ------    ------         ---            ------
Balances at December 31, 1997.................  2,809     2,943    10,075          17            13,035
Cash dividend at $0.07 per share..............     --        --      (187)         --              (187)
Net income for the three months ended March
  31, 1998 (unaudited)........................     --        --       416          --               416
Unrealized gains/losses for the three months
  ended March 31, 1998 (unaudited)............     --        --        --          (5)               (5)
                                                -----    ------    ------         ---            ------
Balances at March 31, 1998 (unaudited)........  2,809    $2,943    10,304          12            13,259
                                                =====    ======    ======         ===            ======

          See accompanying notes to consolidated financial statements.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                     THREE MONTHS
                                                    ENDED MARCH 31,      YEAR ENDED DECEMBER 31
                                                   -----------------   ---------------------------
                                                    1998      1997      1997      1996      1995
                                                   -------   -------   -------   -------   -------
                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................  $   416       328     1,904     1,564     1,321
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Federal Home Loan Bank stock dividends....      (13)       (6)      (36)      (25)       --
       Deferred income tax benefit...............       --        --       (99)      (11)      (42)
       Amortization/accretion of investment
          premiums/discounts, net................       (3)       13       271        (4)       57
       Provision for loan losses.................      195       105       647       350       220
       Depreciation of premises and equipment....       92        49       323       248       214
       Loss on sale of premises and equipment....       --        --         2        --         1
       Net increase in other assets..............     (252)      (47)     (324)     (132)     (394)
       Net increase (decrease) in other
          liabilities............................      380       293       141       (93)      324
       Gain on the sale of other real estate
          owned..................................       --        --        --       (30)       --
                                                   -------   -------   -------   -------   -------
          Net cash provided by operating
            activities...........................      815       735     2,829     1,867     1,701
                                                   -------   -------   -------   -------   -------
Cash flows from investing activities:
  Purchases of investment securities,
     available-for-sale..........................   (1,000)     (500)   (2,860)   (3,500)   (2,500)
  Maturities of investment securities,
     available-for-sale..........................      500        --     2,000     4,000     4,500
  Purchases of investment securities,
     held-to-maturity............................     (775)   (1,610)   (6,770)   (8,455)   (7,060)
  Maturities of investment securities,
     held-to-maturity............................    1,500     2,600     3,980     4,715     2,515
  Net increase in loans..........................   (5,845)   (6,496)  (36,443)  (18,411)   (7,510)
  Purchases of premises and equipment............   (1,351)     (595)   (1,097)     (641)   (1,742)
  Proceeds from sale of premises and equipment...       --        --         6        --         2
  Purchases of Federal Home Loan Bank stock......       --       (30)     (324)      (22)     (275)
  Proceeds from sales of other real estate
     owned.......................................       --        --        --       138        --
                                                   -------   -------   -------   -------   -------
          Net cash used in investing
            activities...........................   (6,971)   (6,631)  (41,508)  (22,176)  (12,070)
                                                   -------   -------   -------   -------   -------
Cash flows from financing activities:
  Net increase in deposits.......................    9,983    11,436    41,182    16,706    15,605
  Dividends paid on common stock.................       --        --      (356)     (336)     (317)
  Proceeds from stock options exercised..........       --        51       111        --        18
  Cash paid for common stock retired.............       --        --      (200)       --        --
                                                   -------   -------   -------   -------   -------
          Net cash provided by financing
            activities...........................    9,983    11,487    40,737    16,370    15,306
                                                   -------   -------   -------   -------   -------
          Net increase (decrease) in cash and
            cash equivalents.....................    3,827     5,591     2,058    (3,939)    4,937
Cash and cash equivalents at beginning of year...    8,013     5,955     5,955     9,894     4,957
                                                   -------   -------   -------   -------   -------
Cash and cash equivalents at end of year.........  $11,840    11,546   $ 8,013     5,955     9,894
                                                   =======   =======   =======   =======   =======
Supplemental information:
  Loans foreclosed and transferred to real estate
     owned.......................................  $    85        --        30        --       108
  Cash paid for interest.........................    1,319       855     4,236     2,907     2,351
  Cash paid for taxes............................      200       260     1,000       736       534
                                                   =======   =======   =======   =======   =======

          See accompanying notes to consolidated financial statements.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business

     Washington Banking Company (WBC), a Washington State bank holding company was formed on April 30, 1996. Whidbey Island Bank (WIB or Bank), the principal subsidiary of WBC, is a Washington State commercial bank. The business of the Bank, which is focused in the northern area of Western Washington, consists primarily of attracting deposits from the general public and originating loans. Although WIB has a diversified loan portfolio and its market area currently enjoys a stable economic climate, a substantial portion of its borrowers' ability to repay their loans is dependent upon the economic conditions affecting this area related to the agricultural, forestry and manufacturing industries, and the large military base presence in Oak Harbor, Washington.

  (b) Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Washington Banking Company and its wholly-owned subsidiary, Whidbey Island Bank (Company). The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and due from banks and Federal funds sold, having original maturities of three months or less.

  (d) Investment Securities

     Investment securities available-for-sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other related factors. Securities available-for-sale are carried at fair value, and unrealized gains and losses (net of related tax effects) are excluded from earnings but are included in shareholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method.

     Investment securities held-to-maturity are comprised of debt securities for which the Bank has positive intent and ability to hold to maturity and are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method over the estimated lives of the securities.

     Management determines the appropriate classification of investment securities as either available-for-sale, held-to-maturity, or held for trading at the purchase date.

  (e) Loans Receivable, Net

     Loans receivable, net, are stated at the unpaid principal balance, net of premiums, unearned discounts, net deferred loan origination fees, and the allowance for loan losses.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Loans are placed on nonaccrual status when collection of principal or interest is considered doubtful (generally loans past due 90 days or more). Interest income previously accrued on these loans, but not yet received, is reversed in the current period. Interest subsequently recovered is credited to income in the period collected.

     Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the interest method over the estimated life of the individual loans, adjusted for actual prepayments. Amortization of deferred loan origination fees are suspended during periods in which the related loan is in nonaccrual status.

  (f) Allowance for Loan Losses

     A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers' ability to repay, the value of underlying collateral, historical loss experience, delinquency analyses, and economic and market trends and conditions. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses.

     A loan is considered impaired when, based upon currently known information, it is deemed probable that the Company will be unable to collect all amounts due according to the original terms of the agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral, if the loan is collateral dependent.

     While management uses available information to recognize losses on these loans, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examinations.

  (g) Other Real Estate Owned

     All real estate acquired in satisfaction of a loan is considered held for sale and reported as "real estate owned." Real estate owned is carried at the lower of cost or fair value less estimated cost of disposal.

  (h) Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation include buildings and building improvements, 15 to 40 years; land improvements, 10 to 25 years; and furniture, fixtures and equipment, 3 to 15 years.

  (i) Federal Income Taxes

     The Company files a consolidated federal income tax return. The Company's provision for income taxes is based upon taxes payable for the current year, as well as changes in deferred taxes during the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

income in the periods in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

  (j) Federal Home Loan Bank Stock

     The Company's investment in Federal Home Loan Bank (FHLB) stock is carried at par value, which reasonably approximates its fair value. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances. At December 31, 1997, the Company's minimum required investment was approximately $480. The Company may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

  (k) Stock Based Compensation

     During 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, effective for years beginning after December 15, 1995. The statement requires expanded disclosures of stock-based compensation arrangements and encourages (but does not require) application of the fair value recognition provision in the statement. Under the fair value recognition method, compensation cost is measured at the grant date of the option, based on the value of the award and is recognized over the vesting period. Under existing rules ("intrinsic value based method"), compensation cost is the excess, if any, of the market value of the stock at grant date over the amount an employee must pay to acquire the stock. None of the Company's stock options have any intrinsic value at grant date and, under Accounting Principles Board (APB) Opinion No. 25, no compensation cost has been recognized for them. SFAS No. 123 does not alter the existing accounting rules for employee stock-based programs. Companies may continue to follow rules outlined in APB Opinion No. 25, but are now required to disclose the pro forma amounts of net income and earnings per share that would have been reported had they elected to follow the fair value recognition provision of SFAS No. 123. Effective January 1, 1996, the Company adopted the disclosure requirements of SFAS No. 123, but has determined that it will continue to measure its employee stock-based compensation arrangements under the provisions of APB Opinion No. 25. Accordingly, no compensation cost has been recognized for its stock option plans.

  (l) Computation of Earnings Per Share

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. SFAS No. 128 establishes standards for computing and presenting earnings per share
(EPS). It simplifies the standards in APB Opinion No. 15, Earnings per Share, for computing EPS by replacing primary earnings per share with basic earnings per share and by altering the calculation of diluted EPS, which replaces fully diluted EPS. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. All prior period EPS figures have been restated to conform to the provisions of this statement.

  (m) Recently Issued Accounting Pronouncements

     In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. This SFAS establishes standards for reporting and displaying comprehensive income and its components in general-purpose financial statements. Comprehensive net income includes net income and several other items that

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

current accounting standards require to be recognized outside of net income. This SFAS is effective for fiscal years beginning after December 15, 1997, and as such, will be adopted by the Company in 1998.

  (n) Reclassifications

     Certain amounts in 1996 and 1995 have been reclassified to conform with the 1997 financial statement presentation.

  (o) Interim Financial Data

     The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial information set forth therein in accordance with generally accepted accounting principles. The Company's interim results may be subject to fluctuations. As a result, the Company believes the results of operations for the interim periods are not necessarily indicative of the results to be expected for any future period.

(2) RESTRICTIONS ON CASH BALANCES

     The Company is required to maintain an average reserve with the Federal Reserve Bank or maintain such reserve balance in the form of cash. The amount of required reserve balance on December 31, 1997 and 1996 was approximately $511 and $213, respectively, and was met by holding cash and maintaining an average balance with the Federal Reserve Bank.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(3) INVESTMENT SECURITIES

     The amortized costs and estimated market values of investment securities at December 31, 1997 and 1996 are summarized as follows:

                                                                   GROSS         GROSS       ESTIMATED
                                                    AMORTIZED    UNREALIZED    UNREALIZED     MARKET
                                                      COST         GAINS         LOSSES        VALUE
                                                    ---------    ----------    ----------    ---------
1997
INVESTMENTS AVAILABLE-FOR-SALE:
  U.S. Treasury securities........................   $ 4,996         26            --          5,022
  U.S. Government agency securities...............       500         --            (1)           499
                                                     -------        ---           ---         ------
          Total investment securities
            available-for-sale....................   $ 5,496         26            (1)         5,521
                                                     =======        ===           ===         ======
INVESTMENTS HELD-TO-MATURITY:
  U.S. Treasury securities........................   $   997          2            --            999
  U.S. Government agency securities...............     4,996         21            (5)         5,012
  State and political subdivisions................     9,796        257            (3)        10,050
  Corporate obligations...........................     7,648         52            (8)         7,692
  Other investments...............................        71         --            --             71
                                                     -------        ---           ---         ------
          Total investment securities
            held-to-maturity......................   $23,508        332           (16)        23,824
                                                     =======        ===           ===         ======
1996
INVESTMENTS AVAILABLE-FOR-SALE:
  U.S. Treasury securities........................   $ 4,972         20            (3)         4,989
                                                     =======        ===           ===         ======
INVESTMENTS HELD-TO-MATURITY:
  U.S. Treasury securities........................   $   995          2            (3)           994
  U.S. Government agency securities...............     6,514         21           (21)         6,514
  State and political subdivisions................     6,754         88           (30)         6,812
  Corporate obligations...........................     6,332         14           (39)         6,307
  Other investments...............................        58         --            --             58
                                                     -------        ---           ---         ------
          Total investment securities
            held-to-maturity......................   $20,653        125           (93)        20,685
                                                     =======        ===           ===         ======

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The amortized cost and fair value of investment securities by contractual maturity at December 31, 1997 are as shown below:

                                                                 AVAILABLE-FOR-SALE
                                                                 ------------------
                                                                DATES OF MATURITIES
                                                 --------------------------------------------------
                                                 UNDER 1    1 TO 5    OVER 5 TO    OVER 10
                                                  YEAR      YEARS     10 YEARS      YEARS     TOTAL
                                                 -------    ------    ---------    -------    -----
U.S. Treasury securities:
  Amortized cost...............................  $1,992     3,004        --          --       4,996
  Market value.................................   1,996     3,026        --          --       5,022
U.S. Government agency securities:
  Amortized cost...............................      --       500        --          --         500
  Market value.................................      --       499                               499
                                                 ------     -----         --          --      -----
          Total:
            Amortized cost.....................  $1,992     3,504        --          --       5,496
            Market value.......................   1,996     3,525        --          --       5,521
                                                 ======     =====         ==          ==      =====

                                                                HELD-TO-MATURITY
                                                                ----------------
                                                               DATES OF MATURITIES
                                               ---------------------------------------------------
                                               UNDER 1    1 TO 5    OVER 5 TO    OVER 10
                                                YEAR      YEARS     10 YEARS      YEARS     TOTAL
                                               -------    ------    ---------    -------    ------
U.S. Treasury securities:
  Amortized cost.............................  $  500        497         --         --         997
  Market value...............................     500        499         --         --         999
U.S. Government agency securities:
  Amortized cost.............................   1,501      3,495         --         --       4,996
  Market value...............................   1,498      3,514         --         --       5,012
State and political subdivisions:
  Amortized cost.............................      55      3,840      5,759        142       9,796
  Market value...............................      55      3,913      5,939        143      10,050
Corporate bonds and other:
  Amortized cost.............................   1,000      5,978        169        572       7,719
  Market value...............................     999      6,002        174        588       7,763
                                               ------     ------      -----        ---      ------
          Total:
            Amortized cost...................  $3,056     13,810      5,928        714      23,508
            Market value.....................   3,052     13,928      6,113        731      23,824
                                               ======     ======      =====        ===      ======

     Included in other assets is accrued interest on investment securities amounted to $407 and $372 as of December 31, 1997 and 1996, respectively.

     At December 31, 1997 and 1996, investment securities with amortized cost values of $997 and $995, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(4) LOANS AND ALLOWANCE FOR LOAN LOSSES

     The loan portfolio composition, based upon the purpose and primary source of repayment of the loans, is as follows:

                                                                DECEMBER 31
                                                 MARCH 31,   ------------------
                                                   1998        1997       1996
                                                 ---------   --------    ------
Commercial loans...............................  $ 51,975      48,242    34,522
Real estate loans..............................    22,554      22,969    18,857
Real estate construction loans.................    13,278      12,646     8,389
Consumer loans.................................    35,526      33,721    19,568
                                                 --------    --------    ------
                                                  123,333     117,578    81,336
Less allowance for loan losses.................     1,489       1,296       796
Net deferred loan fees.........................        40          43        67
                                                 --------    --------    ------
  Net loans....................................  $121,804     116,239    80,473
                                                 ========    ========    ======

     As of March 31, 1998 and December 31, 1997 and 1996, the Company had loans to persons serving as directors and executive officers, and to entities related to such individuals aggregating $1,691, $1,752 and $1,561, respectively. All loans were made on essentially the same terms and conditions as comparable transactions with other persons, and do not involve more than the normal risk of collectibility.

     Included in other assets is accrued interest on loans receivable amounted to $558, $772 and $552 as of March 31, 1998 and December 31, 1997 and 1996,
respectively.

     The following is an analysis of the changes in the allowance for loan losses:

                                                   MARCH 31,          DECEMBER 31
                                                 -------------   ----------------------
                                                  1998    1997    1997     1996    1995
                                                 ------   ----   ------    ----    ----
Beginning balance..............................  $1,296    796      796     620     568
Provision for loan losses......................     195    105      647     350     220
Recoveries.....................................      16      2       13      55       3
Charge-offs....................................     (18)    (4)    (160)   (229)   (171)
                                                 ------   ----   ------    ----    ----
Ending balance.................................  $1,489   $899    1,296     796     620
                                                 ======   ====   ======    ====    ====

     At March 31, 1998 and December 31, 1997 and 1996, the Company had impaired loans of $1,195, $1,162 and $1,178, respectively. Of these impaired loans, $412, $285 and $358 have related valuation allowances of $126, $112 and $121, while $767, $877 and $820 did not require a valuation allowance. Average impaired loans for 1998, 1997 and 1996 totaled $1,179, $1,350 and $862, respectively. The Company has no commitment to extend additional credit on loans which are nonaccrual or impaired at December 31, 1997.

     If interest income on impaired loans had been accrued in accordance with their original terms, approximately $14, $16, $40, $42 and $4 of interest income would have been recorded for the three months ended March 31, 1998 and 1997, respectively, and the years ended December 31, 1997, 1996, and 1995, respectively.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(5) PREMISES AND EQUIPMENT

     Premises and equipment consisted of the following:

                                                                DECEMBER 31
                                                              ---------------
                                                               1997     1996
                                                              ------    -----
Land and buildings..........................................  $3,063    2,969
Furniture and equipment.....................................   2,011    1,902
Land improvements...........................................     218      163
Computer software...........................................     359      335
Construction in progress....................................     898      533
                                                              ------    -----
                                                               6,549    5,902
Less accumulated depreciation...............................   2,262    2,381
                                                              ------    -----
                                                              $4,287    3,521
                                                              ======    =====

(6) DEPOSITS

     Deposits at December 31 are summarized as follows:

                                                            1997       1996
                                                          --------    -------
Certificates of deposit.................................  $ 56,148     31,607
Passbook and savings accounts...........................    21,710     21,753
Money market accounts...................................    20,602     11,338
NOW accounts............................................    23,917     21,355
Noninterest-bearing demand..............................    24,017     19,159
                                                          --------    -------
                                                          $146,394    105,212
                                                          ========    =======

     Certificates of deposit at December 31, 1997 mature as follows:

                                     LESS THAN   1 TO 2   2 TO 3   3 TO 4   4 TO 5
                                      1 YEAR     YEARS    YEARS    YEARS    YEARS    TOTAL
                                     ---------   ------   ------   ------   ------   ------
Time deposits of $100,000 or
  more.............................   $14,858      367      --       --       --     15,225
All other time deposits............    37,310    2,713     562      142      196     40,923
                                      -------    -----     ---      ---      ---     ------
                                      $52,168    3,080     562      142      196     56,148
                                      =======    =====     ===      ===      ===     ======

(7) INCOME TAXES

     Federal income tax expense (benefit) at December 31 consists of the following:

                                                         1997    1996    1995
                                                         ----    ----    ----
Current tax expense....................................  $917    750     546
Deferred tax benefit...................................   (99)   (12)    (12)
                                                         ----    ---     ---
                                                         $818    738     534
                                                         ====    ===     ===

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents major components of the net deferred federal income tax asset resulting from differences between financial reporting and tax bases at December 31:

                                                              1997    1996
                                                              ----    ----
Deferred tax assets:
  Loan loss allowances......................................  $374    209
  Deferred compensation.....................................    76     80
  Deferred loan fees........................................    15     29
  Other.....................................................    --     27
                                                              ----    ---
          Total deferred tax assets.........................   465    345
                                                              ----    ---
Deferred tax liabilities:
  Premises and equipment....................................    66     57
  FHLB stock................................................    21      9
  Market value adjustment of investment securities
     available-for-sale.....................................     8      6
                                                              ----    ---
          Total deferred tax liabilities....................    95     72
                                                              ----    ---
          Deferred taxes asset, net.........................  $370    273
                                                              ====    ===

     A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                                             DECEMBER 31
                                                        ---------------------
                                                        1997     1996    1995
                                                        -----    ----    ----
Income tax expense at federal statutory rate..........  $ 925    783     631
Interest income on tax exempt securities..............   (129)   (99)    (86)
Other, net............................................     22     54     (11)
                                                        -----    ---     ---
                                                        $ 818    738     534
                                                        =====    ===     ===

     There was no valuation allowance for deferred tax assets as of December 31, 1997 and 1996. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax asset of $465 and $345 at December 31, 1997 and 1996, respectively, will be realized principally through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and, to a minor extent, future taxable income.

(8) LEASING ARRANGEMENTS

     The Company is obligated under a number of noncancelable operating leases for land and buildings. The majority of these leases have renewal options. In addition, some of the leases contain escalation clauses tied to the consumer price index with caps.

     In 1997, the Company entered into a lease for land. The lease includes options to purchase the property which may be exercised at the end of each fifth year during the term of the lease.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's future minimum rental payments required under land, buildings and equipment operating leases that have initial or remaining noncancelable lease terms of one year or more are as follows:

            YEAR ENDING
            DECEMBER 31
            -----------
  1998..............................  $  123
  1999..............................     101
  2000..............................      54
  2001..............................      54
  2002..............................      54
Thereafter..........................   1,305
                                      ------
          Total.....................  $1,691
                                      ======

     Rent expense applicable to operating leases for the years ended December 31, 1997, 1996 and 1995 was $87, $9 and $1, respectively.

(9) COMMITMENTS

  (a) Commitments to Extend Credit

     In the normal course of business, the Company enters into financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments, which include commitments to extend credit and standby letters of credit, involve varying degrees of credit and interest rate risk that are not reflected in the financial statements. These instruments generally have fixed expiration dates and do not necessarily represent future cash requirements since they often expire without being drawn upon. The Company's criteria for issuing such instruments are the same as those for loans made in the normal course of business.

     Commitments to extend credit are as follows:

                                                               DECEMBER 31
                                                             ----------------
                                                              1997      1996
                                                             -------    -----
Loan commitments...........................................  $20,959    9,496
Standby letters of credit..................................      648      301

  (b) Lines of Credit

     The Company had unused lines of credit with the FHLB of $24,010 at December 31, 1997. The Company also had unused lines of credit with financial institutions amounting to $11,000 at December 31, 1997.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(10) EARNINGS PER SHARE

     The following illustrates the reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations:

                                                           THREE MONTHS ENDED
                                                             MARCH 31, 1998
                                                   -----------------------------------
                                                               WEIGHTED      PER SHARE
                                                   INCOME   AVERAGE SHARES    AMOUNT
                                                   ------   --------------   ---------
BASIC EPS
Income available to common shareholders..........   $416      2,809,050        $0.15
Effect of dilutive securities: stock options.....     --        152,507
                                                    ----      ---------
DILUTED EPS......................................   $416      2,961,557        $0.14
                                                    ====      =========        =====

                                                           THREE MONTHS ENDED
                                                             MARCH 31, 1997
                                                   -----------------------------------
                                                               WEIGHTED      PER SHARE
                                                   INCOME   AVERAGE SHARES    AMOUNT
                                                   ------   --------------   ---------
BASIC EPS
Income available to common shareholders..........   $328      2,805,625        $0.12
Effect of dilutive securities: stock options.....     --        117,207
                                                    ----      ---------
DILUTED EPS......................................   $328      2,922,832        $0.11
                                                    ====      =========        =====

                                                     YEAR ENDED DECEMBER 31, 1997
                                                  -----------------------------------
                                                              WEIGHTED      PER SHARE
                                                  INCOME   AVERAGE SHARES    AMOUNT
                                                  ------   --------------   ---------
BASIC EPS
Income available to common shareholders.........  $1,904     2,810,881        $0.68
Effect of dilutive securities: stock options....      --       125,091
                                                  ------     ---------
DILUTED EPS.....................................  $1,904     2,935,972        $0.65
                                                  ======     =========        =====

                                                     YEAR ENDED DECEMBER 31, 1996
                                                  -----------------------------------
                                                              WEIGHTED      PER SHARE
                                                  INCOME   AVERAGE SHARES    AMOUNT
                                                  ------   --------------   ---------
BASIC EPS
Income available to common shareholders.........  $1,564     2,796,000        $0.56
Effect of dilutive securities: stock options....      --        62,100           --
                                                  ------     ---------
DILUTED EPS.....................................  $1,564     2,858,100        $0.55
                                                  ======     =========        =====

                                                    YEAR ENDED DECEMBER 31, 1995
                                                ------------------------------------
                                                            WEIGHTED      PER SHARE
                                                INCOME   AVERAGE SHARES     AMOUNT
                                                ------   --------------   ----------
BASIC EPS
Income available to common shareholders.......  $1,321     2,794,750        $0.47
Effect of dilutive securities: stock
  options.....................................      --        18,693           --
                                                ------     ---------
DILUTED EPS...................................  $1,321     2,813,443        $0.47
                                                ======     =========        =====

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

(11) EMPLOYEE BENEFIT PLANS

  (a) Severance Agreements

     The Company has entered into employment contracts with six senior officers that provide benefits under certain conditions following a termination without cause following a change of control of the Company.

  (b) 401(k) Profit Sharing Plan

     During 1993, the Board of Directors approved a 401(k)/profit sharing plan. The plan covers substantially all full-time employees and many part-time employees once they meet the age and length of service requirements. Employees vest in the plan over a six-year period. The 401(k) plan allows for a voluntary salary reduction, under which eligible employees are permitted to defer a portion of their salaries, with the Company contributing a percentage of the employee's contribution to the employee's account. In addition, the amount of the profit sharing is discretionary and determined each year by the Board of Directors.

     The Company's contributions for the years ended December 31, 1997, 1996 and 1995 under the 401(k) feature was $50, $37 and $17, respectively. This represents a match of the participating employees' salary deferral up to 50%, 50% and 25% of the first 5% of the compensation deferred in 1997, 1996 and 1995, respectively. The Company also contributed $16, $24 and $43 for the years ended December 31, 1997, 1996 and 1995 under the profit-sharing feature of the plan.

(12) SHAREHOLDERS' EQUITY

  (a) Stock Option Plans

     In 1992, the WIB shareholders approved the adoption of an employee stock option plan, providing for the award of up to 450,000 shares of nonqualified or incentive stock options to employees of WIB at the discretion of a committee appointed by the Board of Directors. In addition to the employee stock option plan adopted in 1992, the Bank's shareholders approved the adoption of a 1993 director stock option plan, providing for the award of up to 150,000 shares of nonqualified stock options to directors of the Bank at the discretion of the Board of Directors. The 1993 plan does not affect any options granted under the 1992 plan. In 1996, the shareholders of WIB approved the transfer of both stock option plans to WBC.

     Under both of these stock option plans, on the date of grant, the exercise price of the option must at least equal the net book value for shares issued as nonqualified stock options, and must at least equal the market value of common stock for shares issued as incentive stock options.

     Stock options vest in twenty percent increments over five years and expire five years after they become fully vested.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes incentive or nonqualified stock option activity under the 1992 plan for the years ended December 31:

                                              1997                      1996                     1995
                                     -----------------------   ----------------------   ----------------------
                                                  WEIGHTED                 WEIGHTED                 WEIGHTED
                                                  AVERAGE                  AVERAGE                  AVERAGE
                                      SHARES    OPTION PRICE   SHARES    OPTION PRICE   SHARES    OPTION PRICE
                                     --------   ------------   -------   ------------   -------   ------------
Balance at beginning of year.......   302,250       $3.39      273,000       $3.20      243,000       $3.04
Options granted....................    51,750        9.25       29,250        5.22       45,000        4.08
Less exercised.....................        --          --           --          --       (6,000)       2.93
Expired or canceled................        --          --           --          --       (9,000)       2.93
                                     --------       -----      -------       -----      -------       -----
Balance at end of year.............   354,000       $4.25      302,250       $3.39      273,000       $3.20
                                     ========       =====      =======       =====      =======       =====
Options exercisable at year-end....   219,818                  177,368                  119,012
Weighted average fair value per
  share of options granted.........     $1.83                    $1.05                                $ .70

     Financial data pertaining to outstanding incentive stock options under the 1992 plan at December 31, 1997 were as follows:

 TOTAL   VESTED   EXERCISE
SHARES   SHARES    PRICE        EXPIRATION
-------  -------  --------      ----------
165,000  123,000   $2.93     February 22, 2003
 22,500   13,500    3.07     March 24, 2004
 40,500   24,300    3.37     December 15, 2004
 45,000   18,000    4.08     December 31, 2005
  3,750      750    4.23     April 1, 2006
 25,500    5,100    5.37     December 31, 2006
 51,750       --    9.25     December 31, 2007
-------  -------
354,000  184,650
=======  =======

     The following table summarizes stock option activity of the nonqualified shares under the 1993 plan for the years ended December 31:

                                            1997                  1996                 1995
                                     -------------------   ------------------   ------------------
                                                WEIGHTED             WEIGHTED             WEIGHTED
                                                AVERAGE              AVERAGE              AVERAGE
                                                 OPTION               OPTION               OPTION
                                      SHARES     PRICE     SHARES     PRICE     SHARES     PRICE
                                     --------   --------   -------   --------   -------   --------
Balance at beginning of year.......   120,750    $3.13     120,750    $3.13     108,750    $3.02
Options granted....................    31,200     9.25          --       --      12,000     4.08
Less exercised.....................   (35,550)    3.14          --       --          --       --
Expired or canceled................    (2,700)    3.57          --       --          --       --
                                     --------    -----     -------    -----     -------    -----
Balance at end of year.............   113,700    $4.79     120,750    $3.13     120,750    $3.13
                                     ========    =====     =======    =====     =======    =====
Options exercisable at year-end....    72,713               79,838               55,538
Weighted average fair value per
  share of options granted.........     $1.58                $0.52                $0.52

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Financial data pertaining to outstanding nonqualified stock options under the 1993 plan at December 31, 1997 were as follows:

                                                   TOTAL     VESTED    EXERCISE
                   EXPIRATION                     SHARES     SHARES     PRICE
                   ----------                     -------    ------    --------
February 22, 2003...............................   56,250    45,000     $3.00
March 24, 2004..................................   18,750    11,250      3.07
December 31, 2005...............................    7,500     3,900      4.08
December 31, 2007...............................   31,200        --      9.25
                                                  -------    ------
                                                  113,700    60,150
                                                  =======    ======

     The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under the minimum value method described above, as permitted in SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                      YEAR ENDED DECEMBER 31
                                                     ------------------------
                                                      1997     1996     1995
                                                     ------    -----    -----
Net income, as reported............................  $1,904    1,564    1,321
Net income, pro forma..............................   1,862    1,550    1,313
Basic EPS, as reported.............................    0.68     0.56     0.47
Basic EPS, pro forma...............................    0.66     0.55     0.47
Diluted EPS, as reported...........................    0.65     0.55     0.47
Diluted EPS, pro forma.............................    0.64     0.55     0.47

     The fair value of options granted is estimated on the date of grant using the minimum value method with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: annual dividend yield of 3% for each year; risk-free interest rates ranging from 5.49% to 6.43%; and expected lives of seven to ten years.

  (b) Stock Buy-Sell Agreement

     In March 1993, all of the Bank's directors, as well as certain individual shareholders, entered into a Stock Buy and Sell Agreement (the "Buy-Sell Agreement") in their individual capacities as shareholders. The Buy-Sell Agreement was amended, making it applicable to the Company's common stock following its formation. Shares subject to the Buy-Sell Agreement constituted approximately 14% of the total issued and outstanding common stock of the Company on December 31, 1997. Essentially, the Buy-Sell Agreement provides a right of first refusal among the directors and those certain shareholders to purchase each other's shares of the Company's common stock. The Buy-Sell Agreement terminates automatically upon the dissolution or entry into receivership of the Company and, unless extended by written agreement of the holders of two-thirds of the shares subject to it, in March 2003.

(13) REGULATORY CAPITAL MATTERS

     Under Washington State Banking Regulations, WIB is limited as to the ability to declare or pay dividends to the Company up to the amount of WIB's net profits then on hand.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about risk components, asset risk weighting and other factors.

     Risk based capital guidelines issued by the Federal Deposit Insurance Corporation establish a risk adjusted ratio relating capital to different categories of assets and off balance sheet exposures for banks. The Bank's Tier 1 capital is comprised primarily of common equity, and excludes the equity impact of adjusting available-for-sale securities to fair value. Total capital also includes a portion of the allowance for loan losses, as defined according to regulatory guidelines.

     Quantitative measures established by regulation to ensure capital adequacy require the company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined in the regulations). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

                                                                                        TO BE WELL
                                                                    FOR CAPITAL      CAPITALIZED UNDER
                                                WHIDBEY ISLAND        ADEQUACY       PROMPT CORRECTIVE
                                                     BANK             PURPOSES       ACTION PROVISIONS
                                                ---------------    --------------    -----------------
                                                AMOUNT    RATIO    AMOUNT   RATIO     AMOUNT    RATIO
                                                -------   -----    ------   -----    --------   ------
                                                   (ACTUAL)
As of December 31, 1997:
          Total risk-based capital (to
            risk-weighted assets).............  $14,160   11.6%    $9,736    $ 8%    $12,170     $ 10%
          Tier 1 capital (to risk-weighted
            assets)...........................   12,986   10.7      4,868    $ 4       7,302     $  6
          Leverage ratio......................   12,986    8.1      6,429    $ 4       8,036     $  5
As of December 31, 1996:
          Total risk-based capital (to
            risk-weighted assets).............   12,354   15.0      6,627    $ 8       8,284     $ 10
          Tier 1 capital (to risk-weighted
            assets)...........................   11,558   14.0      3,313    $ 4       4,970     $  6
          Leverage ratio......................   11,558   10.2      4,537    $ 4       5,671     $  5

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Because broadly traded markets do not exist for most of the Company's financial instruments, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. Fair valuations are management's estimates of values. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Company.

     When possible, quoted market prices are used to determine fair value. In cases where a quoted market price is not available, the fair value of financial instruments is estimated using the present value of future cash flows or other valuation methods.

  (a) Financial Instruments With Book Value Equal to Fair Value

     The fair value of financial instruments that are short-term or reprice frequently and that have little or no risk are considered to have a fair value equal to book value. Assets that are included in this category include cash and due from banks and interest-bearing deposits. Liabilities included in this category include deposits with no contractual maturity such as demand accounts, checking accounts, money market accounts, passbook savings accounts and FHLB advances which reprice daily.

  (b) Investment Securities

     The fair value of all investment securities excluding FHLB stock was based upon quoted market prices. FHLB stock is not publicly traded; however it may be redeemed on a dollar-for-dollar basis, for any amount the Bank is not required to hold. The fair value is therefore equal to the book value.

  (c) Loans

     The loan portfolio is composed of single family and income property mortgages (both fixed rate and adjustable rate), construction, business and consumer loans. For most loans, fair value is estimated using market prices for mortgage-backed securities with similar rates and average maturities adjusted for servicing costs or calculated by discounting expected cash flows over the estimated life of the loans using a current market rate reflecting the risk associated with comparable loans. Construction loans which are variable rate and short-term are reflected with fair values equal to book value.

  (d) Deposits

     Deposits are comprised of passbook, commercial and basic checking, money market and fixed maturity accounts. For deposits with no contractual maturity such as demand accounts, checking accounts, money market accounts and passbook savings accounts, SFAS No. 107 stipulates that the fair value is equal to the book value. The fair value of fixed maturity deposits is based on discounted cash flows using the difference between the deposit rate and an alternative cost of funds rate.

  (e) Off-Balance Sheet Financial Instruments

     The fair value of off-balance sheet commitments to extend credit is considered equal to its notional amount due primarily to the short-term nature of these items.

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The table below presents the book value amount of the Company's financial instruments and their corresponding fair values at December 31, 1997 and 1996:

                                                        1997                       1996
                                               -----------------------    -----------------------
                                               BOOK VALUE   FAIR VALUE    BOOK VALUE   FAIR VALUE
                                               ----------   ----------    ----------   ----------
Financial assets:
  Cash and due from banks....................   $  6,263       6,263         5,455        5,455
  Federal funds sold.........................      1,750       1,750           500          500
  FHLB stock.................................        682         682           322          322
  Investment securities available-for-sale...      5,521       5,521         4,989        4,989
  Investment securities held-to-maturity.....     23,508      23,824        20,653       20,685
  Loans......................................    117,578     116,752        81,336       81,554
Financial liabilities-deposits...............    146,394     143,074       105,212      105,260
Off-balance-sheet items:
  Loan commitments...........................      5,717       5,717         6,236        6,238
  Standby letters of credit..................        648         648           301          301

(15) WASHINGTON BANKING COMPANY INFORMATION

     The summarized condensed financial information for Washington Banking Company (parent company only) as of and for the years ended December 31, 1997 and 1996 are presented below:

                                                            AS OF DECEMBER 31
                                                            -----------------
                                                             1997       1996
                 CONDENSED BALANCE SHEETS                   -------    ------
Assets:
  Cash and cash equivalents...............................  $   100         8
  Other assets............................................       16        26
  Investment in subsidiary................................   12,919    11,536
                                                            -------    ------
          Total assets....................................  $13,035    11,570
                                                            =======    ======
Shareholders' equity:
  Common stock............................................    2,943     3,032
  Retained earnings.......................................   10,075     8,527
  Net unrealized loss on securities available-for-sale,
     net..................................................       17        11
                                                            -------    ------
          Total shareholders' equity......................  $13,035    11,570
                                                            =======    ======

                                                                YEAR ENDED
                                                                DECEMBER 31
                                                              ---------------
                                                               1997     1996
               CONDENSED STATEMENTS OF INCOME                 ------    -----
Noninterest expense.........................................  $  (45)     (77)
Income tax benefit..........................................      15       26
                                                              ------    -----
          Loss before undistributed earnings of
            subsidiary......................................     (30)     (51)
Undistributed earnings of subsidiary........................   1,934    1,615
                                                              ------    -----
          Net income........................................  $1,904    1,564
                                                              ======    =====

                           WASHINGTON BANKING COMPANY
                                 AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
             MARCH 31, 1998 AND 1997 AND DECEMBER 31, 1997 AND 1996 (INFORMATION AS OF MARCH 31, 1998 AND FOR THE THREE MONTHS ENDED MARCH 31, 1998
                             AND 1997 IS UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               YEAR ENDED
                                                               DECEMBER 31
                                                            -----------------
                                                             1997       1996
            CONDENSED STATEMENTS OF CASH FLOWS              -------    ------
Operating activities:
  Net income..............................................  $ 1,904     1,564
  Adjustments to reconcile net income to net cash used in
     operating activities:
       Equity in undistributed earnings of subsidiaries...   (1,934)   (1,615)
       Decrease (increase) in other assets................       10       (26)
                                                            -------    ------
          Net cash used in operating activities...........      (20)      (77)
                                                            -------    ------
Investing activities -- dividends received from
  subsidiary..............................................      557       421
                                                            -------    ------
Financing activities:
  Dividends paid to shareholders..........................     (356)     (336)
  Proceeds from exercise of stock options and stock
     issuances............................................      111        --
  Repurchased and retired stock...........................     (200)       --
                                                            -------    ------
          Net cash used in financing activities...........     (445)     (336)
                                                            -------    ------
          Increase in cash and cash equivalents...........       92         8
Cash and cash equivalents at beginning of year............        8        --
                                                            -------    ------
Cash and cash equivalents at end of year..................  $   100         8
                                                            =======    ======

(16) SUBSEQUENT EVENTS

     On March 26, 1998, the Board of Directors declared a hundred-for-one stock split and a cash dividend of $.07 per share for the first half of 1998. In addition, the shareholders approved a resolution increasing the number of shares authorized to 10 million of no par stock.

     On April 24, 1998, the Board of Directors declared a three-for-two stock split of the then currently issued and outstanding shares.

     All share and per share amounts have been restated to retroactively reflect these stock splits.

(17) COMPREHENSIVE INCOME (UNAUDITED)

     Effective January 1, 1998, the Company implemented Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." Comprehensive income for the three months ended March 31, 1998 and 1997 was $411 and $306, respectively.

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE ANY OF THE DATES AS TO WHICH INFORMATION IS FURNISHED HEREIN OR SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
Prospectus Summary.........................     3
Risk Factors...............................     8
Use of Proceeds............................    11
Dilution...................................    11
Market for Common Stock....................    12
Dividends..................................    12
Capitalization.............................    13
Selected Consolidated Financial Information
  and Other Data...........................    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    16
Business...................................    26
Supervision and Regulation.................    36
Management.................................    42
Certain Transactions.......................    47
Stock Buy-Sell Agreement...................    47
Certain Beneficial Owners..................    48
Description of Capital Stock...............    48
Shares Eligible for Future Sale............    50
Underwriting...............................    51
Additional Information.....................    52
Legal Matters..............................    52
Experts....................................    52
Index to Consolidated Financial
  Statement................................   F-1

     UNTIL JULY 20, 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATION IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================
                              1,200,000 SHARES OF
                                  COMMON STOCK

                                     [LOGO]
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                      LOGO
                                 JUNE 23, 1998
======================================================